

August 11, 2010

10016182



The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 044/2010 and SH 046/2010**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 7/2010 regarding the interim dividend payment for performance.
2. Submission of reviewed financial statements for the second quarter of Year 2010

Date: August 11, 2010

Attachment: Submission of the Financial Statements for the second quarter of Year 2010 and Management's Discussion and Analysis for the second quarter of Year 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Executive Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Dew 8/18

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
August 11, 2010

SH 044/2010

August 11, 2010

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2010 regarding the interim dividend payment for performance.

To: The President
The Stock Exchange of Thailand

Attachments:
1. Note to the interim dividend payment for performance from April 9, 2010 to August 10, 2010.
2. Interim financial statements to the cost method of accounting for the period April 9, 2010 to August 10, 2010.

We would like to inform you that the Board of Directors of Shin Corporation Plc. (the "Company") in meeting no. 7/2010 held on August 11, 2010 at 2.00 p.m. at the Board Room, Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, has passed the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 6/2010 held on August 4, 2010.
2. Approved the balance sheet, statement of income, and statement of cash flow for the second quarter of 2010 ending June 30, 2010.
3. Approved the interim dividend payment for the period April 9, 2010 to August 10, 2010 at the rate of Baht 1.15 per share (One baht fifteen satang) totalling Baht 3,681 million.

   The share registration book to determine which shareholders are entitled to receive the interim dividend for the period April 9 – August 10, 2010 will be closed on August 25, 2010 and the dividend will be paid on September 7, 2010. Details are shown in Attachments 1 and 2.
4. Acknowledged the resignation of Mr. Arthid Nanthawithaya, who has resigned from the position of Director, Member of the Nomination and Governance Committee and Member of the Strategic and Organizational Review Committee, effective August 10, 2010 and approved the appointment Mr. Bodin Asavanich as a Director and Member of the Nomination and Governance Committee in place of Mr. Arthid Nanthawithaya, effective August 11, 2010.

Attachment 1

Note to the interim dividend payment for performance from April 9, 2010 to August 10, 2010

1. The effect of change in accounting policy

Notification of the Federation of Accounting Professions No. 26/2549 dated October 11, 2006 and No. 32/2549 dated 3 November 2006 relates to the amendment of TAS No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (It was changed to No. 27) and TAS No. 45 "Accounting for Investments in Associates" (It was changed to No. 28). The notification requires the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in separate financial statements. Under the cost method of accounting, income from investments is recorded when dividends are declared instead of the share of net results from investments over the same period. The notification is mandatory from January 1, 2007. The Company has applied such method of accounting for investments in subsidiaries and associates and has also applied the same method for investments in joint ventures presented in company financial statements. Furthermore, the Company has applied retroactive adjustment. The change in accounting method impacts the separate financial statements only and does not impact the consolidated financial statements. As a result, the Company's retained earnings decreased significantly.

2. Dividend Policy

After the change in accounting policy, the dividend will be distributed according to the Company's performance using the cost method. This is to be in line with the Company's operations (as the holding company) whose major source of revenue is from received dividend. For the purpose of continuing to make regular dividend payments to shareholders, despite of the impact from the change in accounting policy, the Company has proposed the interim dividend payment following resolution on August 6, 2010 by the Board of Directors of ADVANC (in which SHIN holds a 42.59% stake (as of August 3, 2010)) who approved to pay dividends at the rate of Baht 3.00 per share. The Company's net profit for the period of April 9, 2010 to August 10, 2010 is Baht 3,769 million and retained earnings as at August 10, 2010 is Baht 4,251 million. The Board of Directors then considered the approval of the interim dividend payment from the Company's retained earnings at August 11, 2010. The interim financial statements according to the cost method of accounting (unaudited and unreviewed) are shown in Attachment 2.

3. Proposed interim dividend payment for performance from April 9, 2010 to August 10, 2010

As the Board of Directors of ADVANC passed a resolution on August 6, 2010 to approve the interim dividend payment of Baht 3.00 per share, SHIN realizes dividend income of Baht 3,791.14 million (1,263,712,000 shares at Baht 3.00 per share). Based on the Company's retained earnings as of August 10, 2010, the Company is able to pay the interim dividend.

As a result, the Company proposed to pay the interim dividend at Baht 1.15 per share to shareholders, totalling Baht 3,681 million. The Company will reserve the remaining cash for working capital.

SHIN CORPORATION PLC
Interim Financial Statements (Cost Method)

Unit : Baht million
(Unaudited & Unreviewed)

Statement of Income for the period	From 1 January - 8 April 2010 [1]	From 9 April - 10 August 2010 [2]
Revenues		
Dividend income	10,489	3,837 [3]
Other income	5	7
Total revenues	10,494	3,844
Administrative expenses	69	75
Net profit for the period	10,425	3,769
Earnings per share (Baht)	3.26	1.18

Unit : Baht million
(Unaudited & Unreviewed)

Balance Sheet	As at 8 April 2010 [1]	As at 10 August 2010 [2]
Assets		
Cash, cash equivalents and current investments	1,531	1,281
Investments in subsidiaries and an associate	12,502	12,502
Accrued dividend income	10,489	3,822
Long-term investments and other assets	285	582
Total assets	24,807	18,187
Liabilities and shareholders' equity		
Total liabilities	24	38
Shareholders' equity		
Share capital	3,201	3,201
Premium on share capital	10,197	10,197
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	10,885	4,251
Total shareholders' equity	24,783	18,149
Total liabilities and shareholders' equity	24,807	18,187

Notes

1) This interim financial statement was proposed to the Annual General Meeting of Shareholders to approve the interim dividend payment on 9 April 2010.
2) This interim financial statement has been prepared in order to propose to the Board of Directors meeting on 11 August 2010 to approve the interim dividend payment.
3) The dividend incomes are from ADVANC of Baht 3,791 million and other subsidiary of Baht 46 million.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
August 11, 2010

SH 046/2010

August 11, 2010

Subject: Submission of reviewed financial statements for Quarter 2/2010

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for Quarter 2/2010;
2. Summary of the Company's operating results (Form F45-3);
3. Management Discussion and Analysis for Quarter 2/2010

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 7/2010, held on August 11, 2010, approved the balance sheets, statements of income and cash flow statements for Quarter 2/2010, ended June 30, 2010. The Company would like to submit the copies of financial statements and clarify the operating results as follows:

The Company's operating results (Cost Method)

Unit: million baht

	Quarter 2/2010	Quarter 2/2009	% Change
Dividend	10,534.8	4,216.2	149.9%
Other income	6.4	9.6	-33.3%
Total	10,541.2	4,225.8	149.4%
Less operating expenses (net)	54.6	64.0	14.7%
Net profit	10,486.6	4,161.8	152.0%

The Company had a net profit of 10,486.6 million baht under the cost method in Quarter 2/2010, increase by 152%. This was because the dividend income in Quarter 2/2010 was higher than Quarter 2/2009 since the Company received special dividend (5 baht per share) from Advanced Info Service Plc (ADVANC) in this quarter.

Consolidated operating results

Unit: million baht

	Quarter 2/2010	Quarter 2/2009	% change
Shin Corporation Plc. and others	(42.7)	(42.5)	-0.5%
Local wireless telecommunications – ADVANC	2,140.0	1,909.3	12.1%
Satellite & telephone networks in foreign entities - THCOM	(62.1)	81.7	-176.0%
Media & Advertising businesses	(100.0)	(114.9)	13.0%
Net profit attributable to equity holder of the Company	**1,935.2**	**1,833.6**	**5.5%**

The Company had a net profit attributable to equity holders of the Company for Quarter 2/2010 of 1,935.2 million baht, increased by 5.5% from 1,833.6 million baht in the same period of last year mainly due to:

1. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) increased by 12.1%. This was mainly from the increase of non-voice revenue following the popularity of smart phone and increased mobile internet usage.

2. Satellite and telephone networks in foreign entities businesses had a net loss in this quarter. This was mainly due to the decreased revenue of telephone network in foreign entities because of the intense competition and also there was a gain on foreign exchange in quarter 2/2009.

3. Media & Advertising businesses reported a loss of 100.0 million baht mainly due to an accrued interest on unpaid operating agreement fee of ITV Plc.



MANAGEMENT'S DISCUSSION ON AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

Shin Corporation (the Company) is a holding company with investments mainly in telecommunications, media and advertising. Our discrete business segments are as follows: local wireless telecommunication managed by Advanced Info Service Plc "AIS"; satellite and international businesses managed by Thaicom Plc "THCOM" and its jointly-controlled entities that operate telecommunications services in Cambodia and Laos; media and advertising businesses managed by ITV Plc "ITV" and Matchbox Co., Ltd. and other businesses, primarily managed by DTV Co., Ltd. and CS Loxinfo Plc.

ITV, a subsidiary of the Company, had been operating a free-to-air television broadcasting station in Thailand until its license was revoked by the Prime Minister's Office on March 7, 2007 and the company had to cease operations. As a result of this, there is currently no revenue from ITV, which is now included in the media and advertising business. This matter is currently under arbitration and the outcome cannot be predicted. The details of this case have been included in the notes to the financial statement.

Over the three-month period and six-month periods ended June 30, 2010, our consolidated profit attributable to equity of the Company were Baht 1,935 million and Baht 3,787 million based upon total consolidated revenue of Baht 4,198 million and 8,380 million, respectively. Our consolidated net profit depends primarily on the results of AIS Group operations, our associated company and the primary focus of our local wireless communications business; therefore, we use the equity method to realize AIS net profit. The Company share of the net profits of AIS Group, for the three-month period ended June 30, 2010, was Baht 2,140 million which contributed 51.0% of our total consolidated revenue and also 110.6% of our consolidated net profit attributable to equity holders of the Company. For the six-month ended the same period, the share was Baht 4,237 million, contributed 50.6% of our total consolidated revenue and contributed 111.9% of our consolidated net profit attributable to equity holders of the Company. *For a discussion on and analysis of the results of operations of AIS Group, please see MD&A of AIS below.*

The Company's operations (cost method)

The following table provides the Company's statements of income for the periods indicated. This table should be read together with the Company's financial statements.

	Three months ended						Six months ended			
	June 30, 2010		March 31, 2010		June 30, 2009		June 30, 2010		June 30, 2009	
	(in millions of Baht)						(in millions of Baht)			
Dividends income	10,534.8	99.9%	-	-	4,216.2	99.8%	10,534.8	99.9%	4,216.2	99.5%
Other income	6.4	0.1%	6.1	100.0%	9.6	0.2%	12.5	0.1%	22.3	0.5%
Total revenues	10,541.2	100.0%	6.1	100.0%	4,225.8	100.0%	10,547.3	100.0%	4,238.5	100.0%
Administrative expenses	36.9	0.4%	46.3	759.0%	36.3	0.9%	83.2	0.8%	81.4	1.9%
Management benefit expenses	17.6	0.2%	19.9	326.2%	27.6	0.7%	37.5	0.4%	56.5	1.3%
Total expenses	54.5	0.5%	66.2	*1,085.2%*	63.9	1.5%	120.7	1.1%	137.9	3.3%
Profit (loss) before finance costs	10,486.7	99.5%	(60.1)	*985.2%*	4,161.9	98.5%	10,426.6	98.9%	4,100.6	96.7%
Finance costs	(0.1)	0.0%	(0.0)	0.0%	-	-	(0.1)	0.0%	(0.1)	0.0%
Net Profit (loss) for the period	10,486.6	99.5%	(60.1)	*985.2%*	4,161.9	98.5%	10,426.5	98.9%	4,100.5	96.7%

The Company's net results

<u>Three months ended June 30, 2010 (2Q10) compared to three months ended March 31, 2010 (1Q10) and June 30, 2009 (2Q09)</u>

The Company's net profit was Baht 10,487 million, while, in 1Q10, was loss of Baht 60 million. This was mainly due to the dividend received from AIS in 2Q10. When compared to the same period last year, net profit increased from Baht 4,162 million in 2Q09 as a result from special dividend received from AIS in this quarter.

<u>Six months ended June 30, 2010 (1H10) compared to six months ended June 30, 2009 (1H09)</u>

The Company's net profit increased 154.3% from Baht 4,100 million in 1H09 to Baht 10,426 million in 1H10. This was mainly due to the special dividend received from AIS in 2Q10.

The following table provides the Company's balance sheets for the periods indicated. This table should be read together with the Company's financial statements.

	As at			
	June 30, 2010 (in millions of Baht)		December 31, 2009 (in millions of Baht)	
Cash & cash equivalents and current investment	1,596.3	*11.0%*	1,618.3	*11.2%*
Other current assets	43.7	*0.3%*	17.7	*0.1%*
Investments in subsidiaries, associates and jointly-controlled entities	12,502.4	*86.8%*	12,502.4	*86.8%*
Long-term investments	229.7	*1.6%*	226.0	*1.6%*
Other assets	39.2	*0.3%*	43.4	*0.3%*
Total assets	14,411.3	*100.0%*	14,407.8	*100.0%*
Total liabilities	28.3	*0.2%*	49.4	*0.3%*
Shareholders' equity				
Share capital	3,201.1	*22.2%*	3,201.1	*22.2%*
Premium on share capital	10,197.3	*70.8%*	10,197.3	*70.8%*
Unrealized gain on revaluation of investments	1.4	*0.0%*	-	-
Legal reserved	500.0	*3.5%*	500.0	*3.5%*
Retained earnings	483.2	*3.3%*	460.0	*3.2%*
Total shareholders' equity	14,383.0	*99.8%*	14,358.4	*99.7%*
Total liabilities and shareholders' equity	14,411.3	*100.0%*	14,407.8	*100.0%*

The Company's Balance Sheets

Total assets as at June 30, 2010 slightly increased when compared to the total assets as at December 31, 2009. Total liabilities decreased 21.1%, mainly because of the drop in accrued expenses. As at June 30, 2010, the shareholders' equity was Baht 14,383 million, an increase from Baht 14,358 million as at December 31, 2009. This was due to the increase in retained earnings Baht 23 million, as a result from 1H10 operating profit of Baht 10,426 million, offset with the dividend paid. According to the Annual General Meeting on April 9, 2010, the shareholders approved the interim dividend and special dividend for the period January 1 – April 9, 2010 at Baht 1.25 per share and Baht 2.00 per share, respectively, or in the total amount of Baht 10,403 million.

Group operations (consolidation method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the periods indicated. This table should be read together with our consolidated financial statements.

	Three months ended						Six months ended			
	June 30, 2010		March 31, 2010		June 30, 2009		June 30, 2010		June 30, 2009	
	(in millions of Baht)						(in millions of Baht)			
Revenue:										
Revenue from sales and services:										
- Telephone networks in foreign entities (other than AIS)	373.6	8.9%	441.6	*10.6%*	559.0	12.6%	815.2	9.7%	1,150.9	13.6%
- Satellite	1,158.7	27.6%	1,211.0	*29.0%*	1,086.7	24.6%	2,369.7	28.3%	2,180.6	25.8%
- Media and advertising	277.9	6.6%	188.1	*4.5%*	294.4	6.7%	466.0	5.6%	555.1	6.6%
- Others*	153.8	3.7%	163.3	*3.8%*	152.7	3.4%	317.1	3.8%	278.6	3.3%
Total revenues from sales and services	1,964.0	46.8%	2,004.0	*47.9%*	2,092.8	47.3%	3,968.0	47.4%	4,165.2	49.3%
Share of profits of associates:										
- AIS (local wireless telecommunication)	2,140.1	51.0%	2,097.4	*50.2%*	1,909.3	43.1%	4,237.5	50.6%	3,921.8	46.4%
- Others	40.7	0.9%	36.7	*0.8%*	34.3	0.8%	77.4	0.8%	60.1	0.7%
Total share of profit of associates	2,180.8	51.9%	2,134.1	*51.0%*	1,943.6	43.9%	4,314.9	51.4%	3,981.9	47.1%
Net foreign exchange gain	-	-	-	-	363.8	8.2%	-	-	253.6	3.0%
Other incomes	53.5	1.3%	43.7	*1.1%*	25.7	0.6%	97.1	1.2%	54.6	0.6%
Total revenue	4,198.3	100.0%	4,181.8	*100.0%*	4,425.9	100.0%	8,380.0	100.0%	8,455.3	100.0%
Expenses:										
Costs of sales and services	1,609.6	38.3%	1,614.4	*38.6%*	1,582.9	35.8%	3,224.0	38.5%	3,257.2	38.5%
Operating agreement fees	119.1	2.8%	126.0	*3.0%*	135.6	3.1%	245.1	2.9%	270.8	3.2%
Loss on provision for interest on unpaid operating agreement fee	108.1	2.6%	106.8	*2.6%*	108.3	2.4%	214.9	2.6%	214.9	2.5%
Selling expenses	52.8	1.3%	53.8	*1.3%*	57.3	1.3%	106.6	1.3%	104.3	1.3%
Administrative expenses	313.3	7.5%	360.7	*8.5%*	317.5	7.2%	673.8	8.0%	670.1	7.9%
Net foreign exchange loss	22.1	0.5%	29.0	*0.7%*	-	-	51.2	0.6%	-	-
Management benefit expenses	29.9	0.7%	31.4	*0.8%*	37.2	0.8%	61.3	0.7%	80.0	1.0%
Total expenses	2,254.9	53.7%	2,322.1	*55.5%*	2,238.8	50.6%	4,576.9	54.6%	4,597.3	54.4%
Profit before finance costs and tax	1,943.4	46.3%	1,859.7	*44.5%*	2,187.1	49.4%	3,803.1	45.4%	3,858.0	45.6%
Finance costs	(129.1)	(3.1)%	(123.5)	*(3.0)%*	(117.4)	(2.6)%	(252.6)	(3.0)%	(251.1)	(3.0)%
Income tax	34.4	0.8%	23.8	*0.6%*	(117.9)	(2.7)%	58.2	0.7%	(41.1)	(0.4)%
Profit before minority interests	1,848.7	44.0%	1,760.0	*42.1%*	1,951.8	44.1%	3,608.7	43.1%	3,565.8	42.2%
Attributable to:										
Equity holders of the Company	1,935.2	46.1%	1,851.6	*44.3%*	1,833.6	41.4%	3,786.8	45.2%	3,580.2	42.4%
Minority interests	(86.5)	(2.1)%	(91.6)	*(2.2)%*	118.2	2.7%	(178.1)	(2.1)%	(14.4)	(0.2)%
Net profit for the period	1,848.7	44.0%	1,760.0	*42.1%*	1,951.8	44.1%	3,608.7	43.1%	3,565.8	42.2%

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

Three months ended June 30, 2010 (2Q10) compared to three months ended March 31, 2010 (1Q10) and June 30, 2009 (2Q09)

Revenues

Total revenue for the three months ended June 30, 2009 slightly increased from Baht 4,182 million in 1Q10 to Baht 4,198 million in 2Q10, as a result from the increase of share of the net profit of AIS Group, but this was offset with the revenue from sales and service, especially from telephone networks in foreign entities and satellite businesses that decreased. But when compare to the same period last year, total revenue decreased by 5.1% from Baht 4,426 million. However, excluding gain on exchange rate of Baht 364 million in 2Q09, total revenue increased 3.4%, as a result of the increase in share of the net profit of AIS Group.

Revenue from sales and services decreased from Baht 2,004 million in 1Q10 to Baht 1,964 million in 2Q10 as a result from the decrease in revenues from telephone networks in foreign entities and satellite businesses, although this was offset by the increase in revenue from media and advertising businesses. When compared to the same period last year, the revenue decreased from 2,093 million as the revenues from telephone networks in foreign entities and media and advertising businesses dropped, while the revenues from satellite business rose.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos decreased 15.4% from Baht 442 million in 1Q10 to Baht 374 million in 2Q10 and decreased 33.2% from Baht 559 million in 2Q09. This was primary because of high competition in Cambodia and, in December 2009, the Cambodian government announced the new regulation on price floor to regulate the competition.

In Laos, total telephone subscribers, including mobile and fixed line, increased 5.3% from 1.33 million in 1Q10 to 1.40 million in 2Q10 and increased from 1.10 million in the same period last year. This was primarily due to the growth of prepaid mobile market. However, ARPU of prepaid mobile decreased slightly 1.8% from the previous quarter and decreased 11.2% from the same period last year because the expansion of its subscriber base to the people living in upcountry who have lower usage and due to the change in customer behavior that tends to have multiple SIM ownership, which was resulted to a drop in average minute of usage per subscriber. PSTN ARPU decreased 3.0% q-o-q and 3.8% y-o-y.

In Cambodia, the telephone subscribers of 2Q10 was stable at 0.66 million when compare to 1Q10 and decreased from 0.95 million in 2Q09, as a result from fierce competition from new operators. At present, there are totally 9 telephone service providers in Cambodia. Mobile ARPU decreased 13.9% q-o-q and 32.1% y-o-y because of marketing campaign and promotion and the change in customer behavior that tends to have multiple SIM ownership, which was resulted to a drop in average minute of usage per subscriber.

Satellite revenue decreased from Baht 1,211 million in 1Q10 to Baht 1,159 million in 2Q10, primarily because of the decrease in engineering consultancy service and UT sale volume. However, this was offset with the increase in bandwidth usage of IPSTAR, mainly, from Japan, Australia, New Zealand and Malaysia.

However, when compare to 2Q09, satellite revenue increased, as a result from higher bandwidth usage of IPSTAR, mainly, from Japan, Australia, New Zealand and Malaysia. But, the UT sale volume dropped. Nevertheless, the revenue from Thaicom conventional satellite decreased y-o-y as the drop of transponder rental, together with the appreciation of the Baht against the USD.

Media and advertising revenues increased 47.7% from Baht 188 million in 1Q10 to Baht 278 million in 2Q10, primarily due to the increase in marketing event. However, when compare to the same period last year, the revenue decreased 5.6% from Baht 294 million as a result from lower marketing spending of its customer.

Others decreased 5.8% q-o-q mainly from the sale of satellite dish and equipment of direct television "DTV". However, revenue from other businesses was stable y-o-y. As at the end of 2Q10, the accumulated DTV sales volume was 0.72 million.

Share of profits of associates increased 2.2% from Baht 2,134 million in 1Q10 to Baht 2,181 million in 2Q10 and increased 12.2% from Baht 1,944 million in 2Q09, of which was mainly contributed from AIS Group.

In 2Q10, the profit of standalone AIS Group was Baht 4,878 million, decreased 1.9% from Baht 4,972 million in 1Q10. However, in 2Q10 and 1Q10, AIS had a loss of goodwill impairment on Digital Phone Co., Ltd. "DPC", a subsidiary of AIS, in the amount of Baht 350 million and Baht 390 million, respectively. This impairment was from the shorter remaining time of BTO contract of DPC. Stripped out the goodwill impairment, the normalized profit decreased 2.5%. When compare to the same period last year, the normalized profit increased 24.6% from Baht 4,197 million in 2Q09 (the net profit did not include adjustment on derivative and intercompany gain of DPC made by the Company to its share of the profits from AIS Group's results).

The q-o-q profit decrease was mainly from seasonally lower service revenue and higher marketing expense. The decrease of revenue was from the drop in international roaming "IR" as a result from lower foreign arrival. However, the non-voice revenue rose, mainly, from the growth of non-messaging services (non-voice revenue excluding SMS and ringback tone). The surge of marketing expense was from the events particularly during the world cup soccer festival.

The y-o-y normalized profit increase was mainly due to revenue improvement while cost was relatively stable. The increase of revenue was mainly from the non-voice revenue as the upsurge of non-messaging services. The costs were stable because some of assets were fully amortized and small new investments were added. Also, the energy saving programs helped controlling utility expenses. *For a discussion on and analysis of the results of operations of AIS Group, please see MD&A of AIS below.*

Expenses

Total expenses decreased 2.9% from Baht 2,322 million in 1Q10 to Baht 2,255 million in 2Q10, as a result from the decrease of administrative expenses, but slightly increased from Baht 2,239 million in 2Q09, primary, as a result from the increase of costs of sales and services and net foreign exchange loss of Baht 22 million, although this was offset with the decrease of operating agreement fees of Baht 16 million.

Cost of sales and services slightly decreased from Baht 1,614 million in 1Q10 to Baht 1,610 million in 2Q10, primarily due to cost of satellite and telephone networks in foreign entities businesses. The cost of satellite dropped from the decrease of Thaicom conventional satellite, mainly due to lower installation costs, following the decrease of its revenue. However, the cost of IPSTAR rose due to the rise of UT warranty in Australia, UT installation in Japan and gateway operation.

The cost of telephone networks in foreign entities decreased, mainly, from international link and revenue sharing to the government of Cambodia, following the decline of revenue. Although, this was offset with the increase of interconnect charge. In Laos, the cost of IR decreased but this was offset with the increase of depreciation of the expanded telephone networks. However, the cost of sales and services of media and advertising businesses rose, following its revenue.

When compare to 2Q09, the cost of sales and services increased 1.7% or from Baht 1,583 million in 2Q09, primary due to cost of DTV, following its growth of sale revenue from Thailand, Cambodia and Laos. However, the cost of satellite business decreased as a result from Thaicom conventional satellite, but this was offset with the rise of IPSTAR cost. The decrease of Thaicom conventional satellite was, mainly, from the fully depreciation of Thaicom 2, which was fully recognized in December 2009. The rise of cost related to IPSTAR was, mainly, from UT warranty in Australia, UT installation in Japan and gateway operation, net with the decrease of satellite insurance expense. However, the cost of sales and services of media and advertising businesses decreased, following its revenue.

Furthermore, cost of telephone networks in foreign entities decreased. In Cambodia, interconnect charge and revenue sharing dropped, following its revenue, while the electricity of extended based stations and depreciation of extended telephone networks rose. In Laos, the cost of IR decreased but this was offset with the increase of depreciation of the expanded telephone networks.

Operating agreement fees from satellite business and telephone networks in foreign entities decreased 5.5% q-o-q and decreased 12.1% y-o-y as a result from the decline of revenue related to conventional satellite and telephone networks in Cambodia.

Administrative expenses decreased 13.6% from Baht 361 million in 1Q10 to Baht 313 million in 2Q10, as a result from the decrease in staff costs, marketing expenses and a decrease in the provision of obsolete stock from satellite business. When compare to the same period last year, there was a decrease of 1.3% from Baht 317 million in 2Q09, mainly, as a result from the decrease in staff costs.

Net foreign exchange loss was Baht 22 million in 2Q10 and Baht 29 million in 1Q10 as the Baht appreciation to the USD, which resulted to the net loss from the revaluation of foreign trade account receivable and accrued income, in particular. However, in 2Q09, we had gain of Baht 364 million. This can be attributed to the appreciation of the Baht against the USD, together with the higher foreign currency liability than in 2Q10.

Profit before finance costs and tax

As a result of the foregoing, the profit before finance costs and tax increased 4.5% from Baht 1,860 million in 1Q10 to Baht 1,943 million in 2Q10 but decreased 11.1% from Baht 2,187 million in 2Q09.

Finance costs

Our finance costs increased 4.5% from Baht 123 million in 1Q10 to Baht 129 million in 2Q10 and increased 10.0% from Baht 117 million in 2Q09, primarily due to the interest of long-term debenture of THCOM. In 2Q09, the finance costs, mainly, were related to the loans of IPSTAR and Thaicom 5, which were all paid off in 4Q09.

Income tax

In 2Q10 and 1Q10, there were an income tax surplus of Baht 34 million and Baht 24 million, respectively, as a result from an operating loss of satellite business, while, in 2Q09, there were tax expense of Baht 118 million, following the operating gain of satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the loss from our subsidiaries shared to minority in the amount of Baht 86 million in 2Q10 and Baht 92 million in 1Q10, following the consolidated loss of satellite and international businesses. But, in 2Q09, we recorded the gain shared to minority in the amount of Baht 118 million as a result from the consolidated gain of satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the aforementioned items, our net results rose from Baht 1,852 million in 1Q10 and from Baht 1,834 million in 2Q09 to Baht 1,935 million in 2Q10.

Six months ended June 30, 2010 (1H10) compared to six months ended June 30, 2009 (1H09)

Revenues

Total revenue for the six months ended June 30, 2010 was Baht 8,380 million, slightly decreased from Baht 8,455 million in 1H09. However, total revenue, excluding gain on exchange rate, increased 2.2%, as a result of the rise of share of the net profit of AIS Group.

Revenue from sales and services decreased from Baht 4,165 million in 1H09 to Baht 3,968 million in 1H10 as a result from the decrease in revenues from telephone networks in foreign entities and media and advertising businesses, although this was offset by the increase in revenue from satellite business and the sale of DTV.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos decreased 29.2% from Baht 1,151 million in 1H09 to Baht 815 million in 1H10. This was primarily because of the high competition and, in December 2009, the Cambodian government announced the new regulation on price floor to regulate the competition. However, in Laos, the revenue increased due to the growth of prepaid mobile market.

In Laos, total telephone subscribers, including mobile and fixed line, increased 26.4% from 1.10 million in 1H09 to 1.40 million in 1H10. This was primarily due to the growth of prepaid mobile market. ARPU of prepaid mobile decreased 15.3% from the same period last year because of the expansion of its subscriber base to the people living in upcountry who have lower usage and due to the change of customer behavior that tends to have multiple SIM ownership, which was resulted to a drop in average minute of usage per subscriber. PSTN ARPU decreased 3.1%.

In Cambodia, the telephone subscribers decreased 30.1% from 0.95 million in 1H09 to 0.66 million in 1H10, primarily due to relatively high competition in Cambodia. ARPU decreased 27.7% because of marketing campaign and promotion, also, the change in customer behavior that tends to have multiple SIM ownership, which was resulted to a drop in average minute of usage per subscriber.

Satellite revenue increased from Baht 2,181 million in 1H09 to Baht 2,370 million in 1H10, primarily because of the increase in bandwidth usage of IPSTAR, mainly, from Japan, Australia, New Zealand and Malaysia. However, this was offset with the decrease of UT sale volume. While, Thaicom conventional satellite revenue was steady.

Media and advertising revenues decreased 16.1% from Baht 555 million in 1H09 to Baht 466 million in 1H10, primarily due to the decrease in advertising spending of customer as a result from the recession of economic.

Others increased 13.8% from Baht 279 million in 1H09 to Baht 317 million in 1H10 mainly from the sale of DTV that increased.

Share of profits of associates increased 8.4% from Baht 3,928 million in 1H09 to Baht 4,315 million in 1H10, which was mainly contributed from AIS Group.

In 1H10, the profit of standalone AIS Group was Baht 9,851 million, increased 12.4%, compared to Baht 8,765 million in 1H09 (the net profit did not include adjustment on derivative and intercompany gain of DPC made by the Company to its share of the profits from AIS Group's results). Stripped out the goodwill impairment of DPC in the amount of Baht 740 million, the normalized profit increased 20.8% from 1H09. The increase was mainly from the rise of voice and non-voice revenues. The voice revenue grew mainly from economic recovery. And, the key growth of non-voice revenue came from non-message services. The maintenance cost dropped, while base rental and utility cost rose. *For a discussion on and analysis of the results of operations of AIS Group, please see MD&A of AIS below.*

Expenses

Total expenses slightly decreased from Baht 4,597 million in 1H09 to Baht 4,577 million in 1H10. However, total expenses excluding loss on exchange rate of Baht 51 million in 1H10 decreased 1.6% as a result from the decrease of costs of sale and services and operating agreement fees.

Cost of sales and services decreased from Baht 3,257 million in 1H09 to Baht 3,224 million in 1H10, primarily due to cost of media and advertising businesses, following the decrease of its revenue. Moreover, the cost of satellite business dropped as a result from the cease of depreciation of Thaicom 2, which was fully recognized in December 2009, although this was offset with the increase of UT warranty in Australia, UT installation in Japan and gateway operation of IPSTAR. Moreover, there was an increase in cost of DTV, following the growth of its revenue from Thailand, Cambodia and Laos.

Operating agreement fees from satellite business and telephone networks in foreign entities decreased 9.5% from 1H09, mainly, as a result from the decline of revenue related to conventional satellite and telephone networks in Cambodia.

Administrative expenses slightly increased from Baht 670 million in 1H09 to Baht 674 million in 1H10 as a result from the increase in administrative expenses of satellite business.

Net foreign exchange loss was Baht 51 million in 1H10 as the Baht appreciated against the USD which resulted to the net loss from the revaluation of trade account receivable and accrued income; while, there was a foreign exchange gain of Baht 254 million in 1H09. This can be attributed to the appreciation of the Baht against the USD, together with higher foreign currency liability than in 1H10.

Profit before finance costs and tax

As a result of the foregoing, the profit before finance costs and tax slightly decreased from Baht 3,858 million in 1H09 to Baht 3,803 million in 1H10.

Finance costs

Our finance costs slightly increased from Baht 251 million in 1H09 to Baht 253 million in 1H10 as a result from the interest of long-term debenture of THCOM. In 1H09, the finance costs were, mainly, related to the IPSTAR and Thaicom 5, which were all paid off in 4Q09.

Income tax

In 1H10, there was an income tax surplus of Baht 58 million as a result from operating loss of satellite business, while there was a tax expense of Baht 41 million in 1H09, following the operating gain of satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the loss from our subsidiaries shared to minority in the amount of Baht 178 million in 1H10 and Baht 14 million in 1H09, following the consolidated loss of satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the aforementioned items, our net results increased from Baht 3,580 million in 1H09 to Baht 3,787 million in 1H10.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	June 30, 2010		December 31, 2009	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	4,354.5	*7.9%*	3,707.2	*6.0%*
Other current assets	2,115.0	*3.8%*	2,316.4	*3.8%*
Investments in associates	24,602.4	*44.8%*	30,739.7	*50.0%*
Long-term investments	229.7	*0.4%*	226.0	*0.4%*
Property and equipment, net	5,820.2	*10.6%*	6,114.1	*9.9%*
Property and equipment under operating agreements, net	14,857.9	*27.1%*	15,527.6	*25.2%*
Other assets	2,950.9	*5.4%*	2,909.2	*4.7%*
Total assets	54,930.6	*100.0%*	61,540.2	*100.0%*
Total current liabilities	8,509.5	*15.5%*	7,253.5	*11.8%*
Long-term borrows	7,790.2	*14.2%*	8,076.0	*13.1%*
Other non-current liabilities	322.1	*0.6%*	1,028.4	*1.7%*
Total liabilities	16,621.8	*30.3%*	16,357.9	*26.6%*
Total shareholders' equity	38,308.8	*69.7%*	45,182.3	*73.4%*
Total liabilities and shareholders' equity	54,930.6	*100.0%*	61,540.2	*100.0%*

Assets

The cash & cash equivalents and current investment were Baht 4,354 million, increased 17.5% from December 31, 2009, as a result from cash received in advance from Japanese customer of satellite service. The investment in associates decreased 20.0%, mainly from the decrease in investment in AIS, as a result of interim and special dividends received from AIS in April 2010. Both net property and equipment together with property and equipment under operating agreements dropped 4.8% and 4.3%, respectively, due to the depreciation and amortization of assets related to our telephone networks in foreign entities and satellite businesses.

Liabilities

As at June 30, 2010, the consolidated liabilities increased Baht 264 million mainly due to current liabilities, especially, account payable for equipment of telephone networks in foreign entities business and revenue receipt in advance from Japanese customer for the satellite service. However, this was offset with the decrease of long-term account payable for property and equipment and loan of satellite business.

Shareholders' equity

The consolidated shareholders' equity decreased from December 31, 2009, due to the dividend payment of Baht 10,403 million, but this was offset with net profit of 1H10.

Cash Flow*

The following table summarizes our consolidated cash flows for the periods indicated:

	Six-month ended June 30,	
	2010	2009
	(in millions of Baht)	(in millions of Baht)
Net cash provided by operating activities	1,018.3	1,306.0
Net cash provided by investing activities	10,193.2	3,220.8
Net cash used in financing activities	(10,566.3)	(4,791.0)
Net increase (decrease) in cash & cash equivalents and current investment	645.2	(264.2)
Cash & cash equivalents and current investment at beginning of period	3,707.2	3,772.4
Unrealized gain (loss) from revaluation of investments	1.5	(2.1)
Effects of exchange rate changes on balances held in foreign currencies	0.6	2.3
Cash & cash equivalents and current investment at end of period	4,354.5	3,508.4

*Cash Flow comprised of cash & cash equivalents and current investment

As at June 30, 2010, consolidated cash & cash equivalents and current investment were Baht 4,354 million, an increase of Baht 645 million (excluding the unrealized gain or loss) from revaluation of investments and the effects of exchange rate changes on balances held in foreign currencies) from the end of the year 2009, while the consolidated cash & cash equivalents and current investment as at 30 June 2009 had decreased by Baht 264 million since the end of 2008.

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 1,018 million, a decrease of 22.0% from 1H09 mainly, due to a decrease of cash received from account receivable, even though there was the incremental of cash received in advance from Japanese customer for the satellite service

Net cash flows provided by investing activities

Cash provided by investing activities of 1H10 was Baht 10,193 million, 216.5% increased from 1H09. This was because of dividend received from AIS and less cash used in long-term investment, property and equipment.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities was Baht 10,566 million increased from 1H09, mainly, from the increase of dividend paid but offset with the decrease in repayment of loans.



OVERVIEW

- **2Q10 service revenues, excluding IC, grew 7% YoY during the continued economic recovery** but declined 1.9% QoQ due to seasonality. The recovery was evident in slightly improved voice revenues, which grew by 2.3% YoY, while non-voice (data) services continued to strongly develop. Political unrest during April and May only affected international revenues. International roaming dropped 26.1% QoQ, but grew 13.9% YoY from the bottom line in 2Q09. For 1H10, service revenues, excluding IC, improved 6.4% YoY.
- **A key revenue driver was data services, which posted a very strong 36% YoY growth** due to the increasing popularity of social networking, increased content variety and high-value smartphone, especially BlackBerry and aircard. BlackBerry subscribers reached 185k, while Internet SIM subscribers reached 630k. The strong growth of Internet SIM was not only limited to Bangkok, but was also evident in rural and other urban area markets. Non-voice revenues contributed 17% of total service revenue, excluding IC, an increase 13.5% from 2Q09. Non-messaging data revenues (excluding SMS and ringback tone services) attracted a significant portion of all service revenues, representing 11.2% of total.
- **2Q10 EBITDA was Bt12,639mn, from strong revenue growth and lower cash opex, a YoY growth of 12%.** EBITDA margins also improved to 47.7% but were lower QoQ because of seasonally soft revenues and higher marketing expenses. Cash OPEX (Network OPEX + SG&A excl. A&D) continued to decline as part of tighter control over cost efficiency. With a stable market environment, the strong EBITDA and low capex helped support a solid free cash flow (EBITDA-CAPEX) of 23.3bn for 1H10. This is expected to grow 18% for the full year.
- **2010 guidance was revised up** to echo the strong upturn in 1H10 and better 2H10 prospects. Free cash flow is expected to grow 18%, supported by higher service revenue growth, excluding IC, which has been raised to 5% YoY. Data growth has been revised to 25-30% YoY. The EBITDA margin has been revised to 45%, in line with revenue revision and expected lower marketing spending. Capex guidance has been maintained at 6.2bn. A healthy balance sheet has been maintained in preparation for the upcoming 2.1GHz license auction, which is expected to take place in September 2010.

OPERATIONAL HIGHLIGHTS

Subscriber

Total subscribers reached 30m from 2Q10, a net addition of 478k prepaid subscribers and 20k postpaid subscribers. Net additions were softer than 1Q10, but remained stronger than 2Q09, and were also supported by the growth of Internet SIM subscribers, which have started to grow well in regional areas.

ARPU

Prepaid ARPU was Bt190 in 2Q10, a falling off of 3.1% YoY, due to the acquisition of low-end users and Internet SIM, which also dropped 4.0% QoQ due to seasonality. Postpaid ARPU was Bt613 in 2Q10, an improvement of 1.3% YoY, but a slight drop of 0.6% QoQ.

MOU

Prepaid MOU improved to 273 minutes and grew 14.2% YoY and 3.8% QoQ from usage-stimulus programs, such as buffet plans. Postpaid MOU declined to 508 minutes, a softening of 3.6% YoY and 2.9% QoQ due to seasonality.

SIGNIFICANT EVENTS

1) Impairment loss from DPC goodwill of Bt350m recognized in 2Q10

In 2Q10, in the income statement for the period, AIS Group recorded a Bt350m goodwill impairment loss on DPC, a subsidiary operating mobile service on GSM 1800MHz. Such an item is not tax deductible, is unrecoverable and is a non-cash expense. The effects on the AIS Group's consolidated financial statements ending 30 June 2010 are as follows:

- Recognized impairment loss on DPC goodwill of Bt350mn on the income statement, by discounting expected future cash flow and comparing with its carrying value of Bt2,712mn.
- Outstanding DPC goodwill booked as an intangible asset - as of 30 June 2010 - was Bt2,362mn.

2) Reclassification of cost from 1Q09 to date

Some costs related to call center was reclassified as cost of services from previously booked under SG&A (Administrative expenses). The revision was made to the consolidated income statement ending 31 June 2009 and 31 June 2010.




AIS
With you, Always

FINANCIAL RESULT

Table 1 – Service Revenue							(Bt million) (% to total service revenue excluded IC)	
	2Q09		1Q10		2Q10		YoY	QoQ
Voice revenue	15,957	80.1%	16,429	75.5%	16,322	76.5%	2.3%	-0.6%
Postpaid (voice)	4,287	21.5%	4,422	20.3%	4,442	20.8%	3.6%	0.5%
Prepaid (voice)	11,670	58.5%	12,007	55.2%	11,880	55.7%	1.8%	-1.1%
Non-voice revenue	2,684	13.5%	3,588	16.5%	3,643	17.1%	35.7%	1.5%
International roaming	443	2.2%	683	3.1%	505	2.4%	13.9%	-26.1%
Others (IDD, other fees)	848	4.3%	1,050	4.8%	867	4.1%	2.2%	-17.4%
Total service revenue excl. IC	**19,932**	**100.0%**	**21,751**	**100.0%**	**21,337**	**100.0%**	**7.0%**	**-1.9%**

Table 2 – Sales							(Bt million) (% to total revenue)	
	2Q09		1Q10		2Q10		YoY	QoQ
Sales revenue	1,644	6.5%	1,728	6.4%	1,814	6.8%	10.4%	5.0%
Cost of Sales	1,599	6.3%	1,444	5.4%	1,510	5.7%	-5.6%	4.6%
Net sales	**45**	**0.2%**	**284**	**1.1%**	**305**	**1.1%**	**584.1%**	**7.4%**

Table 3 – Interconnection							(Bt million) (% to total revenue)	
	2Q09		1Q10		2Q10		YoY	QoQ
Interconnection revenue	3,621	14.4%	3,486	12.9%	3,371	12.7%	-6.9%	-3.3%
Interconnection cost	3,302	13.1%	3,428	12.7%	3,363	12.7%	1.9%	-1.9%
Net interconnection	**319**	**1.3%**	**58**	**0.2%**	**8**	**0.0%**	**-97.4%**	**-85.9%**

Table 4 – Cost of services ex IC							(Bt million) (% to total revenue)	
	2Q09		1Q10		2Q10		YoY	QoQ
Network amortization	4,734	18.8%	4,689	17.4%	4,627	17.4%	-2.3%	-1.3%
Base station rental & utility	679	2.7%	694	2.6%	679	2.6%	-0.1%	-2.1%
Maintenance	350	1.4%	306	1.1%	369	1.4%	5.2%	20.5%
Other cost of services	976	3.9%	877	3.3%	409	1.5%	-58.1%	-53.4%
Total cost of services ex IC	**6,740**	**26.7%**	**6,565**	**24.3%**	**6,083**	**22.9%**	**-9.7%**	**-7.3%**
Revenue sharing expense	**4,849**	**19.2%**	**5,355**	**19.9%**	**5,259**	**19.8%**	**8.5%**	**-1.8%**

Table 5 – SG&A							(Bt million) (% to total revenue)	
	2Q09		1Q10		2Q10		YoY	QoQ
Marketing expense	658	2.6%	302	1.1%	623	2.3%	-5.3%	106.0%
General administrative and staff cost	1,443	5.7%	1,668	6.2%	1,635	6.2%	13.3%	-2.0%
Bad debt provision	196	0.8%	158	0.6%	179	0.7%	-8.7%	13.6%
Depreciation	69	0.3%	60	0.2%	53	0.2%	-23.3%	-11.1%
Total SG&A	**2,366**	**9.4%**	**2,187**	**8.1%**	**2,490**	**9.4%**	**5.2%**	**13.8%**
% Bad debt to postpaid revenue	**3.8%**		**2.8%**		**3.1%**			

Table 6 – EBITDA							(Bt million) (% to total revenue)	
	2Q09		1Q10		2Q10		YoY	QoQ
Operating Profit	6,342	25.2%	7,984	29.6%	7,818	29.5%	23.3%	-2.1%
Depreciation of PPE	836	3.3%	816	3.0%	773	2.9%	-7.5%	-5.3%
Amortization	4,146	16.5%	4,115	15.3%	4,097	15.4%	-1.2%	-0.4%
(Gain)/Loss on disposal of PPE	0	0%	93	0.3%	-1	0.0%	-362.8%	-101.4%
Management Benefit	-16	-0.1%	-20	-0.1%	-30	-0.1%	83.2%	50.1%
Other financial cost	-18	-0.1%	-27	-0.1%	-18	-0.1%	-2.7%	-35.6%
EBITDA	**11,289**	**44.8%**	**12,961**	**48.1%**	**12,639**	**47.7%**	**12.0%**	**-2.5%**



Table 7 – Financial cost							(Bt million) (% to total revenue)	
	2Q09		1Q10		2Q10		YoY	QoQ
Interest expense	478	1.9%	404	1.5%	417	1.6%	-12.7%	3.2%
Other financial costs	18	0.1%	27	0.1%	18	0.1%	-2.7%	-33.8%
Total financial cost	**497**	**2.0%**	**431**	**1.6%**	**435**	**1.6%**	**-12.4%**	**0.7%**

Revenue

Voice revenue was Bt16,322mn, an increase of 2.3% YoY but a decrease of 0.6% QoQ. Prepaid voice revenues were Bt11,880mn, so grew 1.8% YoY due to the ongoing economic recovery, but softened to 1.1% QoQ because of seasonality. Postpaid voice revenues were Bt4,442mn, and grew both YoY and QoQ at 3.6% and 0.5% respectively. For 1H10, voice revenue grew 1.8% YoY mainly due to the continuing economic recovery.

Non-voice revenue was Bt3,643mn, surged 35.7% YoY and 1.5% QoQ. Non-voice revenues represented a 17.1% contribution of service revenues, excluding IC, compared to 13.5% in 2Q09. Key growth of non-voice revenues came from non-messaging services (non-voice revenue excluding SMS and ringback tone) which contributed 11.2% of service revenues, excluding IC, compared to 7.6% in 2Q09. This data growth was supported by:

1. The popularity of smartphones e.g. BlackBerry which had 185k subscribers,
2. Mobile internet usage, especially via USB aircard indicated by 630k Net SIM subscribers. The growth of Net SIM was not only in Bangkok but also started to gain momentum in many regional areas, particularly the areas with 3G 900MHz service ie. Chiang Mai, Chonburi, Hua Hin,
3. Social networking such as group instant messaging.
4. Increased contents subscription, especially on news, sports and lifestyles.

For 1H10, data revenue rose 36.2% YoY.

International roaming revenue was Bt505mn, an increase of 13.9% YoY, reflecting the ongoing economic recovery, but a decrease of 26.1% QoQ from lower number of foreigner arrivals. For 1H10, international roaming revenue increased 0.9% YoY.

Others service revenue, mainly comprised of international call (IDD), increased 2.2% YoY but decreased 17.4% QoQ from lower foreigner arrivals and political unrest. For 1H10, other service revenues increased 6.4% YoY.

Sales revenue was Bt1,814mn, an increase 10.4% YoY and 5.0% QoQ from higher unit sales of handsets and aircards. On a quarterly basis, sales margins were maintained at 16.8% in 2Q10 from 16.4% in 1Q10, but increased from 2.7% in 2Q09, because of the contribution made by higher margin smartphones.

Net IC declined to Bt8mn, from Bt319mn in 2Q09 and Bt58mn in 1Q10. IC revenue was Bt3,371mn, which decreased 6.9% YoY and 3.3% QoQ due to higher on-net promotions from the other operators, while IC cost was Bt3,363mn. IC cost increased 1.9% YoY, but decreased 1.9% QoQ because of all network promotions by AIS.

Cost of Service and Sales

Revenue sharing expenses were Bt5,259mn, and increased 8.5% YoY, but decreased 1.8% QoQ in line with the change in service revenues.

Network amortization was Bt4,627mn, and decreased 2.3% YoY and 1.3% QoQ because some assets were fully amortized and small new investments were added.

Maintenance costs were Bt369mn, and increased 5.2% YoY and 20.5% QoQ. The increase was a result of an additional preventive maintenance cycle. For 1H10, maintenance costs reduced 13.3% YoY.

Base rental and utility costs decreased 0.1% YoY and 2.1% QoQ, despite a small increase in the number of cell sites, which was 15.5k, compared to 15.4k in 1Q10 and 15.3k in 2Q09, Energy saving programs, e.g. smaller equipment, changing air conditioning to natural air, helped to control utility expenses. For 1H10, the base rental and utility costs increased 3.2% YoY.

Other cost of services reduced 58.1% YoY and 53.4% QoQ from Bt360mn, a one-time reversal item related to network. Normalized other service costs were Bt769mn, which still reduced 21.2%YoY and 12.3%QoQ.

Expense

Marketing expenses were Bt623mn, and decreased 5.3% YoY, but increased 106% QoQ due to marketing events, particularly during the world cup football festival. As a percentage of total revenue, marketing expenses were 2.3%. For 1H10, marketing expenses were 1.7% of total revenue, and so remained below the full year guidance range of 2% to 2.5%.

Administrative expenses were Bt1,688mn, and increased 11.7% YoY from higher staff costs, but declined 2.3% QoQ from lower general administrative expenses. For 1H10, administrative expenses increased 6.6% from higher staff costs. These administrative expenses include depreciation expense.

Bad debt provision expenses were Bt179mn, and decreased 8.7% YoY, but increased 13.6% QoQ. The higher bad debt was due to the recent political unrest, which made it difficult for customers to travel to pay their bills. Bad debt to postpaid revenue ratio remained under control at 3.1% in 2Q10, which was better than 3.8% in 2Q09, but slightly higher than 2.8% in 1Q10. For 1H10, bad debt provision expenses reduced 11% YoY.

Finance costs were Bt435mn, and decreased 12.4% YoY due to lower outstanding debts, but increased 0.7% QoQ due to the step-up of interest rate on a Bt4bn debenture. For 1H10, finance costs declined 13.6% YoY due to lower outstanding debts.

Goodwill impairment was recorded at Bt350mn in 2Q10 (DPC). After impairment of DPC goodwill in 2Q10, the remaining DPC goodwill is Bt2,362mn. The DPC goodwill is subjected to an impairment test at the end of each reporting period. The DPC impairment was due to the shorter remaining time of the BTO contract of DPC.

Results

EBITDA was Bt12,639mn, and increased 12% YoY due to strong revenue growth and lower cash OPEX. However, EBITDA decreased 2.5% QoQ due to higher marketing expenses. For 1H10, EBITDA rose 11.6% YoY due to strong revenue growth and lower costs.




AIS
With you, Always

Foreign Exchange loss was Bt10mn, and improved from a Bt66mn loss in 1Q10. Risk of foreign exchange was reduced by derivative instruments.

Other operating incomes were Bt140mn, and increased 1.7% YoY from higher interest income, but decreased 20.9% QoQ from lower cash outstanding due to dividend payment.

Net income was Bt4,879mn, and increased 16.2% YoY, but decreased 1.9% QoQ. Normalized net income was Bt5,229mn which increased 24.6% YoY, but decreased 2.5% QoQ. The YoY increase was mainly due to revenue improvement, while at the same time costs were relatively stable. The QoQ decrease resulted mainly from seasonally lower service revenues and higher marketing expenses. For 1H10, normalized net profit improved 20.8% YoY.

Table 8 - Consolidated (Bt million)	Where	2Q09	1Q10	2Q10	YoY	QoQ
Net income		**4,197**	**4,972**	**4,879**	**16.2%**	**-1.9%**
Add:Impairment of DPC goodwill	*Impairment loss*	-	390	350		
Impairment loss on ADC asset	*Impairment loss*	-	-	-		
Normalized net income		**4,197**	**5,362**	**5,229**	**24.6%**	**2.5%**

BALANCE SHEET STRUCTURE

Total assets decreased 14.4% from the last quarter to Bt113,497mn due to lower cash outstanding from dividend payment. Cash dividends (both regular and special dividends) were of Bt24.6bn was paid out in April.

Interest bearing debt lowered to Bt35,392mn in 2Q10 due to a Bt247mn repayment in 2Q10. Remaining debt - to be repaid in 2010 - is Bt247mn, and is due in 4Q10. Average cost of debts remained at 4.8%, while all foreign debts remain fully hedged.

Equities decreased 25.6% from the last quarter due to lower retained earnings after dividend payment. The unappropriated retained earnings - as of 2Q10 - were Bt31,380mn compared to Bt51,119mn as of 1Q10.

Table 9 - Balance Sheet	(Bt Million) / (% to total asset)			
	1Q10		2Q10	
Cash	35,685	26.9%	19,728	17.4%
ST investment	1,954	1.5%	4,974	4.4%
Trade receivable	5,604	4.2%	5,189	4.6%
Inventories	759	0.6%	1,011	0.9%
Others	2,097	1.6%	2,097	1.8%
Current Asset	**46,099**	**34.8%**	**32,999**	**29.1%**
Networks and PPE	65,774	49.6%	62,152	54.8%
Intangible asset	5,806	4.4%	5,341	4.7%
Defer tax asset	9,997	7.5%	9,978	8.8%
Others	4,977	3.8%	3,027	2.7%
Total Assets	**132,653**	**100.0%**	**113,497**	**100.0%**
Trade accounts payable	3,448	2.6%	2,615	2.3%
CP of LT loans	482	0.4%	481	0.4%
Accrued R/S expense	4,280	3.2%	6,129	5.4%
Others	11,555	8.7%	10,690	9.4%
Current Liabilities	**19,764**	**14.9%**	**19,914**	**17.5%**
Total interest-bearing debt	35,639	26.9%	35,392	31.2%
Total Liabilities	**55,762**	**42.0%**	**56,282**	**49.6%**
Total Equity	**76,890**	**58.0%**	**57,215**	**50.4%**

Liquidity represented by current ratio as at 2Q10 was 1.66, and dropped from 1Q10 because of dividend payments. On a YoY basis, the current ratio improved from 1.61 at 2Q09. Higher cash and lower current portion of long-term debt were the main factors for the higher current ratio.

Capital structure remained strong as indicated by net debt to equity ratio at 0.27 and net debt to EBITDA at 0.31. Total liability to equity was 0.98. These gearing ratios were kept low for 3G investment flexibility.

Table 10 - Key Financial Ratio	2Q09	1Q10	2Q10
Debt ratio	0.45	0.42	0.50
Net debt to equity	0.16	0.00	0.27
Net debt to EBITDA	0.26	0.00	0.31
Total liabilities to equity	0.82	0.73	0.98
Current ratio	1.61	2.33	1.66
Interest coverage	13.25	19.7	18.7
DSCR	5.42	17.3	16.5
ROE (%)	23.2%	25.9%	34.1%

Table 11 - Debt Repayment Schedule (Bt Million)	Debenture	Long term loan
1Q10	-	-
2Q10	-	247
3Q10	-	-
4Q10	-	247
2011	4,000	9,978
2012	5,000	493
2013	8,000	493
2014	2,500	2,939
2015	-	493
2016	-	493
2017	-	493
2018	-	247


AIS
With you, Always

CASH FLOW

Free cash flow (EBITDA-CAPEX) of 1H10 was Bt23.3bn, an increase of 37.2% YoY, compared to Bt16.9bn in 1H09. The increase was supported by lower capex and strong operating revenues. Capex significantly declined by 61.6% YoY from Bt5.9bn in 1H09 to Bt2.3bn in 1H10. The Bt6.2bn capex guidance was subject to customer needs, particularly an increasing demand for data usage. The company continued to generate a solid operating cash flow of Bt26bn in 1H10, which had increased from Bt23.6bn in 1H09. During the period, the company also made a dividend payment of 24.6bn.

Table 12 – Source and use of fund : 1H10			(Bt. Million)
Source of Fund		**Use of Fund**	
Operating CF before change in working capital	26,012	CAPEX & Fixed assets	2,288
Interest received	181	Dividend payments	24,618
Sale of property and equipment	23	Finance costs paid	859
Share capital and share premium	104	Repayment of LT borrowing	243
Cash decreased	5,419	Changes in working capital	1,113
		Payment of finance leases	13
		Investment related	2,605
Total	**31,739**	**Total**	**31,739**

FY2010 MANAGEMENT OUTLOOK & STRATEGY - REVISED

FY2010 Guidance	
Free cash flow (EBITDA – CAPEX)	18% y-o-y (from 12%)
Service revenue	+5% excluding interconnection revenue (from 3%)
EBITDA margin	45% (from 44%)
CAPEX	Bt6.2bn cash capex (including 3G 900MHz)

Telecom service revenue is expected to grow 5%, higher than the previous 3% forecast, following a strong 6.5% growth in 1H10, which reflected both a general solid economic recovery and a strong momentum of data growth. Domestic usage is expected to improve from better sentiment and recovered consumption. Mobile penetration has already reached 100%; this trend continues to move upwards from a surge in internet SIM and some organic growth from rural and other urban markets. Voice competition remains benign. International roaming traffic - mostly contributed by foreign tourists - is expected to increase as tourist forecast rises, despite some hiccups from the political unrest in 2Q10. However, international calls will experience more aggressive pricing pressure, as already witnessed during the 4Q09.

Data continues to be the focus of growth, driven by a surge in mobile internet usage through smart phones and data cards. The data or non-voice service market has shown its potential rising demand, particularly for personal mobile internet connectivity. For 1H10, data revenue grew 36% YoY and represented 17% of service revenue, excluding IC. The full year guidance of data growth is hence revised up to 25-30% from 20%. We continue to witness an increasing number of active subscribers, as well as higher usage per subscriber. Key drivers are a continued and developing trend in online/mobile social networking, limited availability of landline internet access, and a continued reduction in device costs.

Company revised up free cash flow (EBITDA – CAPEX) growth to 18% from 12% due to a stronger revenue outlook. Capex guidance remains at Bt6.2bn versus Bt9.9bn in FY09. This level of capex is to mainly serve higher data capacity to capture the growth momentum. EBITDA margin has been revised up to 45% from 44%, due to stronger revenue and lower marketing spending. Other costs should remain in-line with previous guidance. The Company is committed to maintaining its relative cost efficiency within the rest of the industry. Net interconnection revenue is also expected to be lower in a range of 100-200m, compared to 1H10 net receipt of 66m.

Handset sales are expected to show some improvement following strong sales of smart phones, Blackberry and data cards, which also produce better margins. However, the margin trend for these items is declining. The handset business remains vital to support overall strategy for AIS on growing our mobile service and to support the future launch of the 3G service.

3G-2.1GHz license timeline is progressing with the National Telecommunications Commission (NTC)'s publication of criteria and procedure for spectrum licensing for IMT mobile phone service in the frequency band of 2.1GHz in the Royal Gazette in late July. The auction is assumed to start sometime in September 2010.

Capital management will only be considered once the Company has a clearer view on the timeline of the potential 3G license on 2.1GHz which would affect the long-term capex plan and future cash needs. Meanwhile, AIS continues to maintain its strength in low gearing, relative to the industry, and to provide a flexible competitive capability for future investment.


AIS
With you, Always

OPERATIONAL DATA

Subscribers	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
GSM Advance	2,586,300	2,672,200	2,755,600	2,835,800	2,878,500	2,898,800
GSM 1800	76,900	78,300	79,000	78,900	78,300	78,400
Postpaid	2,663,200	2,750,500	2,834,600	2,914,700	2,956,800	2,977,200
Prepaid	24,918,600	25,151,500	25,447,700	25,858,200	26,552,400	27,030,500
Total subscribers	27,581,800	27,902,000	28,282,300	28,772,900	29,509,200	30,007,700
Net additions						
Postpaid	51,200	87,300	84,100	80,100	42,100	20,400
Prepaid	220,400	232,900	296,200	410,500	694,200	478,100
Total net additions	271,600	320,200	380,300	490,600	736,300	498,500
Churn rate (%)						
Postpaid	2.0%	2.0%	2.2%	2.2%	2.3%	2.2%
Prepaid	4.8%	4.9%	5.0%	5.2%	4.7%	4.7%
Blended	4.6%	4.7%	4.8%	4.9%	4.4%	4.5%
Subscriber market share						
Postpaid	41%	41%	42%	42%	43%	N/A
Prepaid	44%	44%	44%	44%	44%	N/A
Total	44%	44%	44%	44%	44%	N/A
ARPU excl. IC (Bt)						
GSM Advance	678	645	641	660	657	654
GSM 1800	636	631	622	623	610	596
Postpaid	677	645	640	659	655	652
Prepaid	195	188	184	192	193	185
Blended	241	232	229	239	240	232
ARPU incl. net IC (Bt)						
GSM Advance	634	605	600	619	617	614
GSM 1800	620	615	605	604	593	578
Postpaid	634	605	600	619	617	613
Prepaid	203	196	191	198	198	190
Blended	244	236	232	240	240	232
MOU (minutes: billable outgoing only)						
GSM Advance	533	529	522	535	524	509
GSM 1800	480	470	469	492	483	476
Postpaid	531	527	521	534	523	508
Prepaid	243	239	240	255	263	273
Blended	271	267	268	283	289	297
Traffic						
% outgoing to total minute	48%	48%	48%	49%	48%	47%
% on-net to total outgoing minute	77%	78%	79%	79%	80%	80%




AIS
With you, Always

ARPU DEFINITION

In accordance with international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenues and maintain the conservative approach of recognizing revenue on a net basis. The revenue items included in the calculation of ARPU figures are based on a consolidated revenue, according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU exclude IC	ARPU include IC
Definition	Consolidated service revenue excludes international call revenues from AIN and interconnection revenues divided by an average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue excludes international call revenues from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued

GLOSSARY OF TERMS AND DEFINITIONS

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
ARPU excl. IC	Consolidated service revenue excludes international call revenues from AIN divided by average of subscribers at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international calls and other revenues such as national roaming, broadband and transmission
ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice calls, including international call usage and SMS divided by the number of average subscribers
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Voice	Any domestic and international voice usage generated by postpaid, prepaid and corporate subscribers
International roaming	Inbound roaming revenue only (revenue generated by foreign roamers using the AIS network).
IDD	International call (IDD) and other telecommunication services under subsidiaries.
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management services e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation, amortization, and allowance for impairment as a percentage to total revenue
Interest Coverage	Operating profit for the period divided by Interest expenses for the period
DSCR	Debt service coverage ratio calculated from EBITDA after tax divided by repayment of short-term and current portion of long-term borrowing, debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Debt Ratio	Total liabilities at ending period divided by total assets at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
Free cash flow (FCF)	Up to 2009 FCF = Operating Cash Flow after Working Capital – CAPEX; From 2010 onward, FCF = EBITDA – CAPEX

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2010



KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2010, and the related statements of income for the three-month and six-month periods ended 30 June 2010 and 2009, and the related statements of changes in equity and cash flows for the six-month period ended 30 June 2010 and 2009 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes 2 (b) and 12 (d) to the financial statements as at 30 June 2010, ITV Public Company Limited ("ITV")'s current liabilities exceed its current assets by an amount of Baht 3,250 million and there is a deficit in excess of the share capital of an amount of Baht 3,250 million and ITV's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") as ITV did not pay the unpaid operating fee totaling Baht 2,210 million and the interest on the total unpaid operating fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the operating agreement to PMO. ITV has filed statements of claim regarding the unpaid operating fees totaling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.



I have previously audited the consolidated and separate financial statements for the year ended 31 December 2009 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 22 February 2010. However, I drew attention to the fact that PMO had revoked the Operating Agreement of ITV as described in note 2(b) - first paragraph to the financial statements. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2009, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
11 August 2010

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2010 and 31 December 2009

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 June 2010 (Unaudited)	31 December 2009	30 June 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		2,552,565	1,791,392	882,971	897,125
Current investments		1,801,908	1,915,828	713,313	721,166
Trade accounts, notes receivable and accrued income, net	4	1,298,026	1,381,070	-	-
Amounts due from related parties	3	1,240	1,102	31,000	-
Inventories, net		443,635	432,648	-	-
Current portion of forward and swap contracts receivable		3,395	-	-	-
Other current assets		368,743	501,532	12,684	17,655
Total current assets		**6,469,512**	**6,023,572**	**1,639,968**	**1,635,946**
Non-current assets					
Investments in subsidiaries, associates and jointly-controlled entities, net	5	24,602,399	30,739,709	12,502,396	12,502,396
Long-term investments		229,677	226,048	229,677	226,048
Property and equipment, net	6	5,820,247	6,114,117	27,029	29,190
Property and equipment under operating agreements, net	6	14,857,880	15,527,562	-	-
Intangible assets, net	6	1,317,226	1,381,171	7,483	8,920
Deferred tax assets		971,219	868,081	-	-
Other non-current assets		662,438	659,905	4,735	5,285
Total non-current assets		**48,461,086**	**55,516,593**	**12,771,320**	**12,771,839**
Total assets		**54,930,598**	**61,540,165**	**14,411,288**	**14,407,785**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2010 and 31 December 2009

Liabilities and equity	*Note*	**Consolidated financial statements**		**Separate financial statements**	
		30 June 2010	31 December 2009	30 June 2010	31 December 2009
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	7	-	81,338	-	-
Trade accounts and notes payable		754,949	676,584	840	840
Accounts payable - property and equipment		878,597	152,078	-	-
Amounts due to related parties	3	4,239	2,854	1,277	2,618
Current portion of long-term borrowings	7	832,041	637,383	462	-
Accrued operating agreement fees		411,348	646,055	-	-
Provision for unpaid operating agreement fee and interest	12 (d)	4,371,252	4,156,325	-	-
Income tax payable		68,587	116,903	-	-
Other current liabilities		1,188,525	783,968	23,203	45,930
Total current liabilities		**8,509,538**	**7,253,488**	**25,782**	**49,388**
Non-current liabilities					
Long-term borrowings	7	7,790,229	8,076,017	2,504	-
Deferred tax liabilities		140,784	145,589	-	-
Long-term account payable-property and equipment		62,826	761,252	-	-
Other non-current liabilities		118,468	121,520	-	-
Total non-current liabilities		**8,112,307**	**9,104,378**	**2,504**	**-**
Total liabilities		**16,621,845**	**16,357,866**	**28,286**	**49,388**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2010 and 31 December 2009

Liabilities and equity	*Note*	**Consolidated financial statements** 30 June 2010 (Unaudited)	**Consolidated financial statements** 31 December 2009	**Separate financial statements** 30 June 2010 (Unaudited)	**Separate financial statements** 31 December 2009
		(in thousand Baht)			
Equity					
Share capital	*8*				
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,201,067	3,201,067	3,201,067	3,201,067
Reserve					
Share premium		10,197,304	10,197,304	10,197,304	10,197,304
Unrealised gain on dilution of investments in subsidiaries and an associate		4,180,039	4,176,482	-	-
Unrealised gain (loss) from revaluation of current investment		10,140	7,116	1,469	(72)
Currency translation differences		(89,430)	(58,842)	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		11,330,299	17,946,899	483,162	460,098
Total equity attributable to equity holders of the Company		**29,329,419**	**35,970,026**	**14,383,002**	**14,358,397**
Minority interests		8,979,334	9,212,273	-	-
Total equity		**38,308,753**	**45,182,299**	**14,383,002**	**14,358,397**
Total liabilities and equity		**54,930,598**	**61,540,165**	**14,411,288**	**14,407,785**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 June 2010 and 2009 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2010	2009	2010	2009
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		1,964,026	2,092,825	-	-
Dividends income		-	-	10,534,809	4,216,246
Other income	*10*	53,481	25,659	6,424	9,641
Net foreign exchange gain		-	363,772	-	-
Share of profit of associates		2,180,815	1,943,604	-	-
Total revenues		**4,198,322**	**4,425,860**	**10,541,233**	**4,225,887**
Expenses					
Cost of sales of goods and rendering of services		1,609,650	1,582,865	-	-
Operating agreement fees		119,156	135,547	-	-
Loss on provision for interest on unpaid operating agreement fees	*12(d)*	108,058	108,349	-	-
Selling expenses		59,959	57,268	-	-
Administrative expenses		306,073	317,526	36,884	36,336
Net foreign exchange loss		22,155	-	-	-
Management benefit expenses		29,864	37,216	17,601	27,655
Total expenses		**2,254,915**	**2,238,771**	**54,485**	**63,991**
Profit before finance costs and income tax expenses		**1,943,407**	**2,187,089**	**10,486,748**	**4,161,896**
Finance costs		(129,122)	(117,402)	(93)	(29)
Profit before income tax expense		**1,814,285**	**2,069,687**	**10,486,655**	**4,161,867**
Income tax expense		34,381	(117,894)	-	-
Profit for the period		**1,848,666**	**1,951,793**	**10,486,655**	**4,161,867**
Profit (loss)					
Equity holders of the Company		1,935,214	1,833,593	10,486,655	4,161,867
Minority interest		(86,548)	118,200	-	-
		1,848,666	**1,951,793**	**10,486,655**	**4,161,867**
Earnings per share (Baht)	*11*				
Basic		0.60	0.57	3.28	1.30
Diluted		0.60	0.57	3.28	1.30

The accompanying notes are an integral part of these financial statements.

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		3,968,018	4,165,229	-	-
Dividends income		-	-	10,534,809	4,216,246
Other income	*10*	97,089	54,617	12,498	22,306
Net foreign exchange gain		-	253,608	-	-
Share of profit of associates		4,314,966	3,981,878	-	-
Total revenues		**8,380,073**	**8,455,332**	**10,547,307**	**4,238,552**
Expenses					
Cost of sales of goods and rendering of services		3,224,011	3,257,208	-	-
Operating agreement fees		245,133	270,827	-	-
Loss on provision for interest on unpaid operating agreement fees	*12(d)*	214,929	214,928	-	-
Selling expenses		117,707	104,282	-	-
Administrative expenses		662,726	670,045	83,183	81,454
Net foreign exchange loss		51,145	-	-	-
Management benefit expenses		61,284	80,062	37,521	56,536
Total expenses		**4,576,935**	**4,597,352**	**120,704**	**137,990**
Profit before finance costs and income tax expenses		**3,803,138**	**3,857,980**	**10,426,603**	**4,100,562**
Finance costs		(252,648)	(251,131)	(124)	(45)
Profit before income tax expense		**3,550,490**	**3,606,849**	**10,426,479**	**4,100,517**
Income tax expense		58,212	(41,071)	-	-
Profit for the period		**3,608,702**	**3,565,778**	**10,426,479**	**4,100,517**
Profit (loss)					
Equity holders of the Company		3,786,815	3,580,200	10,426,479	4,100,517
Minority interest		(178,113)	(14,422)	-	-
		3,608,702	**3,565,778**	**10,426,479**	**4,100,517**
Earnings per share (Baht)	*11*				
Basic		1.18	1.12	3.26	1.28
Diluted		1.18	1.12	3.26	1.28

The accompanying [illegible] of these financial statements.

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Consolidated financial statements									
	Equity attributable to equity holders of the Company									
						Retained earnings				
	Issued and paid-up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain(loss) from revaluation of current investment	Currency translation differences	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
	(in thousand Bath)									
Balance at 1 January 2009	**3,201,067**	**10,197,304**	**4,088,352**	**26**	**(55,665)**	**500,000**	**19,133,558**	**37,064,642**	**9,495,804**	**46,560,446**
Unrealised gain on dilution of investments in subsidiaries and an associate	-	-	17,297	-	-	-	-	17,297	-	17,297
Unrealised loss from revaluation of current investment	-	-	-	(2,089)	-	-	-	(2,089)	-	(2,089)
Translation of financial statement difference	-	-	-	-	(10,198)	-	-	(10,198)	-	(10,198)
Minority interests increased during the period	-	-	-	-	-	-	-	-	(15,667)	(15,667)
Net income (expense) recognised directly in equity	-	-	17,297	(2,089)	(10,198)	-	-	5,010	(15,667)	(10,657)
Profit (loss) for the period	-	-	-	-	-	-	3,580,200	3,580,200	(14,422)	3,565,778
Total recognised income (expense)	**-**	**-**	**17,297**	**(2,089)**	**(10,198)**	**-**	**3,580,200**	**3,585,210**	**(30,089)**	**3,555,121**
Dividend paid	-	-	-	-	-	-	(4,001,313)	(4,001,313)	-	(4,001,313)
Balance at 30 June 2009	**3,201,067**	**10,197,304**	**4,105,649**	**(2,063)**	**(65,863)**	**500,000**	**18,712,445**	**36,648,539**	**9,465,715**	**46,114,254**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

Consolidated financial statements

	Note	Equity attributable to equity holders of the Company									
							Retained earnings				
		Issued and paid - up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain(loss) from revaluation of current investment	Currency translation differences	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Bath)									
Balance at 1 January 2010		**3,201,067**	**10,197,304**	**4,176,482**	**7,116**	**(58,842)**	**500,000**	**17,946,899**	**35,970,026**	**9,212,273**	**45,182,299**
Unrealised gain on dilution of investments in subsidiaries and an associate		-	-	3,557	-	-	-	-	3,557	-	3,557
Unrealised gain from revaluation of current investment		-	-	-	3,024	-	-	-	3,024	-	3,024
Translation of financial statement difference		-	-	-	-	(30,588)	-	-	(30,588)	-	(30,588)
Minority interests decreased during the period		-	-	-	-	-	-	-	-	(54,826)	(54,826)
Net income (expense) recognised directly in equity		-	-	3,557	3,024	(30,588)	-	-	(24,007)	(54,826)	(78,833)
Profit (loss) for the period		-	-	-	-	-	-	3,786,815	3,786,815	(178,113)	3,608,702
Total recognised income (expense)		-	-	**3,557**	**3,024**	**(30,588)**	-	**3,786,815**	**3,762,808**	**(232,939)**	**3,529,869**
Dividend paid	*15*	-	-	-	-	-	-	(10,403,415)	(10,403,415)	-	(10,403,415)
Balance at 30 June 2010		**3,201,067**	**10,197,304**	**4,180,039**	**10,140**	**(89,430)**	**500,000**	**11,330,299**	**29,329,419**	**8,979,334**	**38,308,753**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

		Separate financial statements					
				Unrealised	Retained earnings		Total equity
	Note	Issued and paid-up share capital	Premium on share capital	gain(loss) from revaluation of investments	Legal reserve	Unappro - priated	attributable to equity holders of the Company
				(in thousand Baht)			
Balance at 1 January 2009		**3,201,067**	**10,197,304**	-	**500,000**	**365,184**	**14,263,555**
Profit for the period		-	-	-	-	4,100,517	4,100,517
Total recognised income		-	-	-	-	**4,100,517**	**4,100,517**
Dividend paid		-	-	-	-	(4,001,313)	(4,001,313)
Balance at 30 June 2009		**3,201,067**	**10,197,304**	-	**500,000**	**464,388**	**14,362,759**
Balance at 1 January 2010		**3,201,067**	**10,197,304**	(72)	**500,000**	**460,098**	**14,358,397**
Unrealised loss from revaluation of current investment		-	-	1,541	-	-	1,541
Net income recognised directly in equity		-	-	1,541	-	-	1,541
Profit for the period		-	-	-	-	10,426,479	10,426,479
Total recognised income		**3,201,067**	**10,197,304**	**1,469**	**500,000**	**10,886,577**	**24,786,417**
Dividend paid	*15*	-	-	-	-	(10,403,415)	(10,403,415)
Balance at 30 June 2010		**3,201,067**	**10,197,304**	**1,469**	**500,000**	**483,162**	**14,383,002**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period of equity holders of the Company	3,786,815	3,580,200	10,426,479	4,100,517
Adjustments for				
Depreciation and amortisation	1,299,493	1,421,246	7,261	8,202
Interest income	(44,966)	(49,853)	(10,172)	(22,299)
Interest expense	245,962	162,509	60	20
Income tax expense	(58,212)	41,071	-	-
Share of profit of associates	(4,314,966)	(3,981,878)	-	-
Dividend income	-	-	(10,534,809)	(4,216,246)
Unrealised gain on foreign exchange	(30,488)	(118,990)	-	-
Allowance for doubtful accounts	(3,827)	1,765	-	-
Loss for the period of minority interest	(178,113)	(14,422)	-	-
Others	9,780	68,556	3,174	5,149
	711,478	1,110,204	(108,007)	(124,657)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	131,858	453,091	-	-
Inventories	(20,233)	68,358	-	-
Other current assets	147,561	41,625	(3,560)	(4,807)
Refundable income tax	(35,699)	(36,111)	-	-
Other non-current assets	15,069	(22,243)	550	888
Trade accounts and notes payable	78,365	(349,102)	-	-
Accrued operating agreement fees	(19,779)	259,593	-	-
Other current liabilities	347,054	94,157	(24,013)	(31,199)
Other non-current liabilities	(2,483)	(23,758)	-	-
Interest received	58,745	39,647	15,313	19,206
Interest paid	(233,426)	(180,344)	(60)	(20)
Income tax paid	(176,967)	(150,926)	-	-
Net cash provided by (used in) operating activities	**1,001,543**	**1,304,191**	**(119,777)**	**(140,589)**

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompany notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from investing activities				
Purchase of property and equipment	(339,661)	(665,981)	(517)	(2,031)
Purchase of other intangible assets	(5,429)	(52,154)	(124)	(493)
Net cash outflow on investments in property and equipment under operating agreements	-	(130)	-	-
Decrease (increase) in current and long-term investments	113,316	(493,603)	5,766	118,691
(Increase) decrease in loans and advances to related parties	(138)	2,323	-	-
Net cash inflow on disposal of equipment	877	7,661	244	216
Dividends received	10,556,337	4,292,799	10,503,809	4,193,250
Net cash provided by investing activities	**10,325,302**	**3,090,915**	**10,509,178**	**4,309,633**
Cash flows from financing activities				
Receipts from short-term loans	-	17,000	-	-
Receipts from long-term borrowings	97,708	292,268	-	-
Repayments of short-term loans	(80,869)	(312,617)	-	-
Repayments of long-term borrowings	(179,746)	(786,343)	(140)	(113)
Dividends paid	(10,403,415)	(4,001,313)	(10,403,415)	(4,001,313)
Net cash used in financing activities	**(10,566,322)**	**(4,791,005)**	**(10,403,555)**	**(4,001,426)**
Net increase (decrease) in cash and cash equivalents	**760,523**	**(395,899)**	**(14,154)**	**167,618**
Cash and cash equivalents at beginning of period	1,791,392	2,728,759	897,125	791,864
Effects of exchange rate changes on balances held in foreign currencies	650	2,334	-	-
Cash and cash equivalents at end of period	**2,552,565**	**2,335,194**	**882,971**	**959,482**
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	52,349	704,099	68	3,401
Property and equipment under finance leases	21,101	1,616	2,966	-


SHIN
CORPORATION

The accompany notes are an integral part of these financial statements.

Note **Contents**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by the board of directors on 11 August 2010.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Company, its subsidiaries, associates and jointly–controlled entities (together "the Shin Corp Group" or "the Group") including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Group are principally engaged in the satellite, internet, telecommunications, media and advertising.

Detail of the Company's subsidiaries and associates as at 30 June 2010 and 31 December 2009 are as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2010	Ownership interest 31 December 2009
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group ("THCOM")	Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services in foreign countries and engineering and development services on communication technology and electronics	Thailand	41.14	41.14


SHIN
CORPORATION

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2010	Ownership interest 31 December 2009
			(%)	
ITV Public Company Limited and its Group ("ITV")	At present, ITV has ceased its operation *(note12)* which operated broadcasting of UHF system, lease of equipment for programs and arranging related marketing events.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited ("ITAS")	Computer services	Thailand	99.99	99.99
Matchbox Company Limited ("MB")	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Associates				
Advanced Info Service Public Company Limited and its Group ("ADVANC")	Operating a 900 MHz cellular and 1800-MHz cellular telephone system, datakit virtual circuit switch, call center service, broad-band internet gateway, voice IP, IP television, distributing electronic cash card, payment via mobile phone, international telephone service and cellular phones	Thailand	42.60	42.61
CS Loxinfo Public Company Limited and its Group ("CSL")	Providing internet data center services, satellite uplink downlink services for domestic and inter-national communications, the printing and publishing of tele-phone directories, the conducting and printing directories busi-nesses and mobile contents	Thailand	42.44	42.56

2 Basis of preparation of financial statements

(a) Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes and are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.


SHIN
CORPORATION

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulation of the Securities and Exchange Commission, the Stock Exchange of Thailand ("SET") and with generally accepted accounting principles in Thailand. Also, the interim financial statements are prepared in according to the notification of the Department of Business Development regarding "The Brief Particulars in the Financial Statements B.E. 2552".

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2009. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2010 are consistent with those applied in the financial statements for the year ended 31 December 2009.

On 9 April 2010, the FAP announced to cancel Thai Accounting Standard (TAS) and Thai Financial Reporting Standards ("TFRS"). Some were replaced by the revise of TAS and TFRS, while some were additional standards. These, totally 24 standards, were published in the Government Gazette on 26 May 2010.

The standard which is immediately effective to the financial statements:

Framework for the Preparation and Presentation of Financial Statements (revised 2009), which the Group has adopted this standard since its effective date.

The standards which are effective to the financial statement beginning on or after 1 January 2011 are as follows:

TAS 1 (revised 2009)	Presentation of Financial Statements
TAS 2 (revised 2009)	Inventories
TAS 7 (revised 2009)	Statement of Cash Flows
TAS 8 (revised 2009)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 10 (revised 2009)	Events After the Reporting Period
TAS 11 (revised 2009)	Construction Contracts
TAS 17 (revised 2009)	Leases
TAS 23 (revised 2009)	Borrowing Costs
TAS 24 (revised 2009)	Related Party Disclosures
TAS 27 (revised 2009)	Consolidated and Separate Financial Statements
TAS 28 (revised 2009)	Investments in Associates
TAS 29 (revised 2009)	Financial Reporting in Hyperinflationary Economies
TAS 31 (revised 2009)	Interests in Joint Ventures
TAS 33 (revised 2009)	Earnings Per Share
TAS 34 (revised 2009)	Interim Financial Reporting
TAS 36 (revised 2009)	Impairment of Assets

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

TAS 37 (revised 2009)	Provisions, Contingent Liabilities and Contingent Assets
TAS 38 (revised 2009)	Intangible Assets
TAS 40 (revised 2009)	Investment Property
TFRS 5 (revised 2009)	Non-current Assets Held for Sale and Discontinued Operations
TFRS 6	Exploration for and Evaluation of Mineral Resources

The standards which are effective to the financial statement beginning on or after 1 January 2013

TAS 20 (revised 2009)	Accounting for Government Grants and Disclosure of Government Assistance
TAS 12	Income Taxes

The Group has already adopted TAS 12 *Income* Taxes but has not adopted other standards which have effective for the accounting periods beginning on or after 1 January 2011 or 2013. The Group believes that the effectiveness of those TAS and TFRS will have no material impact to the consolidated or the separate financial statements, except TAS 27 (revised 2009) *Consolidated and Separate Financial Statements*. According to revised TAS 27, the Group has to allocate profit and loss in subsidiaries to minority interest, though such allocation may result in negative minority interest. This allocation shall be prospective. In accordance to the currently effective standard. The Group has not allocated the excess loss over share capital of ITV to minority interest, as they have no binding obligation and cannot contribute additional investment to cover such loss. Should the Company allocate loss of ITV to minority interest, the profit attributable to equity holders of the Company will increase by approximately Baht 203 million per year.

(b) ***Financial status of ITV Public Company Limited and its Subsidiary ("ITV")***

As at 30 June 2010, ITV's current liabilities exceed its current assets by an amount of Baht 3,250 million and deficit in excess of its share capital by an amount of Baht 3,250 million (31 December 2009 and 30 June 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,036 million and Baht 3,580 million, respectively and deficit in excess of its share capital by an amount of Baht 3,036 million and Baht 2,827 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million to the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"). ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, on 30 March 2007, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest. In addition, ITV is still in the arbitration proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,129 million represent 2.06% of consolidated total assets *(31 December 2009: Baht 1,131 million, represented 1.84%)* and liabilities amounting to Baht 4,379 million represent 26.38% of consolidated total liabilities *(31 December 2009: Baht 4,167 million, represented 25.47%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 3,251 million as at 31 June 2010 *(31 December 2009: Baht 3,036 million)* has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 30 June 2010 and 31 December 2009 would be reduced by Baht 3,250 million and Baht 3,036 million, respectively. The retained earnings and shareholders' equity as at 30 June 2010 and 31 December 2009 increased by Baht 3,251 million and Baht 3,036 million, respectively.

3 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Significant transactions for the three-month and six-month periods ended 30 June 2010 and 2009 with related parties are as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2010	2009	2010	2009
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Dividend received	-	-	46,000	45,997
	-	**-**	**46,000**	**45,997**
Associates				
Computer services income	21,115	23,511	-	-
Advertising income	99,469	70,797	-	-
(Gross 2010: Baht 227,790 thousand 2009: Baht 221,890 thousand)				
Rental income and others	20,317	17,860	-	-
Dividend received	10,556,337	4,225,272	10,488,809	4,170,249
	10,697,238	**4,337,440**	**10,488,809**	**4,170,249**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Jointly-controlled entities				
Rental income and others	3,222	3,884	-	-
	3,222	**3,884**	**-**	**-**
Related parties				
Rental and other expenses	485	-	-	-
	485	**-**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	2,556	4,940
	-	**-**	**2,556**	**4,940**
Associates				
Rental and other expenses	6,408	7,463	178	290
	6,408	**7,463**	**178**	**290**
Three-month period ended 30 June				
Jointly-controlled entities				
Rental and other expenses	958	806	-	-
	958	**806**	**-**	**-**
Related parties				
Consulting and other expenses	3,444	5,058	-	-
	3,444	**5,058**	**-**	**-**
Directors' remuneration	6,930	6,910	3,565	3,765
	6,930	**6,910**	**3,565**	**3,765**
Dividend paid				
Major shareholders	9,999,477	3,845,952	9,999,477	3,845,952
	9,999,477	**3,845,952**	**9,999,477**	**3,845,952**
Six-month period ended 30 June				
Sales of goods and services				
Subsidiaries				
Dividend received	-	-	46,000	45,997
	-	**-**	**46,000**	**45,997**
Associates				
Computer services income	41,568	51,782	-	-
Advertising income	138,722	121,079	-	-
(Gross 2010: Baht 397,937 thousand 2009: Baht 434,065 thousand)				
Rental income and others	38,110	36,848	-	-
Dividend received	10,556,337	4,225,272	10,488,809	4,417,249
	10,774,737	**4,434,981**	**10,488,809**	**4,417,249**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Jointly - controlled entities				
Rental income and others	13,227	14,972	-	-
	13,227	**14,972**	-	-
Related party				
Rental income and others	813	-	-	-
	813	-	-	-
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	3,383	6,139
	-	-	**3,383**	**6,139**
Associates				
Rental and other expenses	11,688	15,335	457	579
	11,688	**15,335**	**457**	**579**
Six-month period ended 30 June				
Jointly - controlled entities				
Rental and other expenses	1,935	1,445	-	-
	1,935	**1,445**	-	-
Related party				
Consulting and other expenses	11,878	14,599	-	-
	11,878	**14,599**	-	-
Directors' remuneration	14,262	14,472	7,555	8,230
	14,262	**14,472**	**7,555**	**8,230**
Dividend paid				
Major shareholders	9,999,477	3,845,952	9,999,477	3,845,952
	9,999,477	**3,845,952**	**9,999,477**	**3,845,952**

Balances as at 30 June 2010 and 31 December 2009 with related parties are as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Trade accounts and notes receivable - related parties				
Associates	165,337	216,794	-	-
Jointly-controlled entities	21,790	8,882	-	-
Related parties	890	780	-	-
Total	**188,017**	**226,456**	-	-




	Consolidated financial statements		**Consolidated financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
		(in thousand Baht)		
Accrued income - related parties				
Associates	17,019	12,406	-	-
Jointly-controlled entities	1,747	1,109	-	-
Total	**18,766**	**13,515**	**-**	**-**
Amounts due from related parties				
Subsidiaries(Dividend receivable)	-	-	31,000	-
Associates	1,240	-	-	-
Jointly-controlled entities	-	1,102	-	-
Total	**1,240**	**1,102**	**31,000**	**-**
Other current assets - related parties				
Associates	13	578	-	-
Jointly-controlled entities	110	-	-	-
Total	**123**	**578**	**-**	**-**
Long-term investment - related parties				
Associates	-	48,131	-	-
Total	**-**	**48,131**	**-**	**-**
Trade accounts and notes payable - related parties				
Associates	15,776	22,793	-	-
Jointly-controlled entities	1,557	250	-	-
Related parties	2,265	2,287	-	-
Total	**19,598**	**25,330**	**-**	**-**
Amounts due to related parties				
Subsidiaries	-	-	1,208	2,496
Associates	692	224	69	122
Jointly-controlled entities	2,341	333	-	-
Related parties	1,206	2,297	-	-
Total	**4,239**	**2,854**	**1,277**	**2,618**
Other current liabilities - related parties				
Associates	708	952	-	-
Jointly-controlled entities	351	500	-	-
Total	**1,059**	**1,452**	**-**	**-**
Other liabilities - related parties				
Associates	7,952	10,531	-	-
Jointly-controlled entities	40	40	-	-
Total	**7,992**	**10,571**	**-**	**-**

Warrants granted to directors (note 8)

Other agreements with related parties

Commitments and other agreements with related parties

1. In the separate financial statements, the Company had entered into agreements with ITAS at approximately Baht 2.06 million per year *(31 December 2009: approximately Baht 3.12 million per year)* and in the consolidated financial statements, ITAS had entered into agreements with certain associates at approximately Baht 48.06 million per year *(31 December 2009: approximately Baht 64.08 million per year)*, under which ITAS was committed to maintain accounting program service for a period of approximately one year to five years, with an option to renew, and the Company and associates were committed to pay ITAS for such service in respect to the agreements.

2. THCOM had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. THCOM was committed to pay for the service in respect of the agreements at approximately Baht 20.98 million *(31 December 2009: approximately Baht 10.03 million).*

3. THCOM had entered into an agreement with a jointly-controlled entities, under which the jointly-controlled entities was committed to responsible for ensuring the IPSTAR gateway system perform in accordance to the industry standard for a period of approximately five years. THCOM was committed to pay for the service in respect of the agreements at approximately USD 0.52 million *(31 December 2009: approximately USD 0.64 million).*

4. THCOM had entered into agreements with associates and jointly-controlled entities, under which THCOM was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Associates and jointly-controlled entities were committed to pay THCOM for the service of the agreements at approximately USD 3.43 million and Baht 2.52 million *(As at 31 December 2009: approximately USD 5.37 million and Baht 3.72 million)*. The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.

4 Trade accounts, notes receivable and accrued income, net

		Consolidated financial statements		**Separate financial statements**	
	Note	30 June 2010	31 December 2009	30 June 2010	31 December 2009
		(in thousand Baht)			
Trade accounts and notes receivable					
Related parties	*3*	188,017	226,456	-	-
Other parties		1,411,607	1,334,114	-	-
Accrued income					
Related parties	*3*	18,766	13,515	-	-
Other parties		117,467	246,394	-	-
Total		**1,735,857**	**1,820,479**	-	-
Less Allowance for doubtful accounts		(437,831)	(439,409)	-	-
Net		**1,298,026**	**1,381,070**	-	-





Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in thousand Baht)			
Within credit terms	703,267	530,486	-	-
Overdue:				
Less than 3 months	214,730	327,861	-	-
3 - 6 months	88,412	160,941	-	-
6 - 12 months	93,951	83,932	-	-
Over 12 months	499,264	457,350	-	-
Total	**1,599,624**	**1,560,570**	-	-
Less Allowance for doubtful accounts	(437,831)	(439,409)	-	-
Net	**1,161,793**	**1,121,161**	-	-

5 Investments in subsidiaries, associates and jointly-controlled entities, net

	Consolidated financial statements	Separate financial statements
	30 June 2010	30 June 2009
	(in thousand Baht)	
At 1 January 2010	30,739,709	12,502,396
Share of profits of associates	4,314,966	-
Dividend received	(10,556,337)	-
Unrealised gain on dilution from investment in an associate	104,061	-
At 30 June 2010	**24,602,399**	**12,502,396**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Investments in subsidiaries and associates as at 30 June 2010 and 31 December 2009 and dividend income from those investments for the six-month period ended 30 June are as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost of investments				Dividend income for the six-month period ended	
					Cost method		Equity method - net			
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	30 June 2009
	(%)		*(in thousand Baht)*							
Associates										
Advanced Info Service Public Company Limited	42.60	42.61	2,965,443	2,965,443	8,807,456	8,807,456	24,354,286	30,501,879	10,488,809	4,170,249
CS Loxinfo Public Company Limited	42.44	42.56	159,840	159,840	1,481,525	1,481,525	248,113	237,830	67,528	55,023
Total			**3,125,283**	**3,125,283**	**10,288,981**	**10,288,981**	**24,602,399**	**30,739,709**	**10,556,337**	**4,225,272**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and six-month periods ended 30 June 2010 (Unaudited)

Separate financial statements

	Ownership interest		Paid-up capital		Cost of investments: Cost method		Cost of investments: Impairment		At cost - net		Dividend income for the six-month period ended	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	30 June 2009
	(%)		*(in thousand Baht)*									
Subsidiaries												
Thaicom Public Company Limited	41.14	41.14	5,479,688	5,479,688	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	46,000	31,000
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966	-	14,997
			11,532,175	11,532,175	6,992,195	6,992,195	(3,297,255)	(3,297,255)	3,694,940	3,694,940	46,000	45,997
Associate												
Advanced Info Service Public Company Limited	42.60	42.61	2,966,472	2,965,443	8,807,456	8,807,456	-	-	8,807,456	8,807,456	10,488,809	4,170,249
			2,966,472	2,965,443	8,807,456	8,807,456	-	-	8,807,456	8,807,456	10,488,809	4,170,249
Total			14,498,647	14,497,618	15,799,651	15,799,651	(3,297,255)	(3,297,255)	12,502,396	12,502,396	10,534,809	4,216,246




SHIN
CORPORATION

Significant movements in investments during the six-month period ended 30 June 2010 was as follows:

a) Acquisition of additional ordinary shares in IPSTAR Company Limited ("IPST"), a subsidiary entity of THCOM

On 14 May 2010, THCOM acquired an additional 512,902 ordinary shares in IPSTAR at USD 1 per share, equivalent to 0.26% of the paid-up share capital of IPST, at a total price of USD 512,902. As a result of this acquisition, THCOM owns interest in IPST 99.94%.

b) The increase in share capital of the companies in the Group

Certain warrants issued to directors and employees (ESOP) of ADVANC and CSL were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to June 2010, are as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)*		Premium on share capital increased *(in thousand Baht)*		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	885	2,965,443	2,966,472	21,838,008	21,918,154	42.61	42.60
CSL	1,064	159,840	160,236	448,043	451,454	42.56	42.44

c) Dividend payment of subsidiary, associates and jointly-controlled entity

Certain subsidiaries, associates and a jointly-controlled entity approved its dividend payment as follows:

Company	Currency	Dividend per share	Interim dividend paid during 2009	Dividend to be paid in 2010	
			Per share	*Per share*	Total amount *(in million)*
Subsidiary					
ITAS	(Baht)	46.00	-	46.00	46
Jointly-controlled entity					
LTC	(USD)	0.31	0.10	0.21	15
Associates					
ADVANC (operating result of 2009)	(Baht)	6.30	3.00	3.30	9,786
ADVANC (special dividend)	(Baht)	5.00	-	5.00	14,827
CSL	(Baht)	0.41	0.14	0.27	159


SHIN
CORPORATION

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under operating agreements	Goodwill	Other intangible assets
	(in thousand Baht)			
Transactions during the six-month period ended 30 June 2010				
Net book value at 1 January 2010	**6,114,117**	**15,527,562**	**144,076**	**1,237,095**
Additions	394,834	-	-	6,227
Disposals	(662)	-	-	-
Transfers, net	(233)	-	-	-
Write-off, net	(1,553)	-	-	-
Depreciation/amortisation charge	(563,564)	(669,682)	-	(66,323)
Foreign currency translation adjustment	(122,692)	-	-	(3,849)
Net book value at 30 June 2010	**5,820,247**	**14,857,880**	**144,076**	**1,173,150**
As at 30 June 2010				
Cost	**11,124,366**	**25,589,606**	**1,249,510**	**2,049,261**
Less Accumulated depreciation/amortisation	(5,278,288)	(10,731,726)	-	(876,111)
Less Allowance for impairment	(25,831)	-	(1,105,434)	-
Net book value	**5,820,247**	**14,857,880**	**144,076**	**1,173,150**

As at 30 June 2010, property and equipment includes property and equipment under the operating agreements of Mfone Company Limited ("Mfone") of approximately Baht 2,710 million *(31 December 2010: Baht 2,973 million)*. According to the operating agreement, Mfone must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the operating agreement, 4 March 2028 as describe in note 12 (g).

	Separate financial statements	
	Property and equipment	Other intangible assets
	(in thousand Baht)	
Transactions during the six-month period ended 30 June 2010		
Net book value at 1 January 2010	**29,190**	**8,920**
Additions	3,568	124
Disposals	(6)	-
Write-off, net	(22)	-
Depreciation/amortisation charge	(5,701)	(1,561)
Net book value at 30 June 2010	**27,029**	**7,483**
As at 30 June 2010		
Cost	103,316	61,485
Less Accumulated depreciation/amortisation	(76,287)	(54,002)
Net book value	**27,029**	**7,483**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED




7 Interest bearing liabilities

	Consolidated financial statements	Separate financial statements
	30 June 2010	
	(in thousand Baht)	
Current liabilities		
Bank overdrafts and short-term loans from financial institutions.	-	-
Finance lease liabilities	4,461	462
Current portion of long-term borrowings	827,580	-
	832,041	**462**
Non-current liabilities		
Finance lease liabilities	9,942	2,504
Long - term debenture	6,980,614	-
Long - term borrowings	799,673	-
	7,790,229	**2,504**
Total borrowings	**8,622,270**	**2,966**

The movements in the borrowings for the six-month period ended 30 June 2010 was as follows:

	Consolidated financial statements	Separate financial statements
	(in thousand Baht)	
At 1 January 2010	**8,794,738**	-
Additions	158,809	3,106
Repayments	(300,617)	(140)
Amortisation of finance costs	3,044	-
Change in account payable-equipment to borrowing	5,467	-
Foreign currency translation adjustment	(39,171)	-
At 30 June 2010	**8,622,270**	**2,966**

Credit facilities

As of 30 June 2010, THCOM Group had available short-term credit facilities for loans from local and oversea banks are Baht 1,300 million and USD 16 million *(31 December 2009: Baht 1,292 million and USD 17 million).*

8 Share capital, premium and warrants


SHIN
CORPORATION

Share capital and premium

Movements in share capital are as follows:

	For the six-month period ended 30 June 2010				
		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in thousand Shares)		*(in thousand Baht)*		
At 1 January 2010	5,000,000	3,201,067	3,201,067	10,197,304	13,398,371
Issue of shares	-	-	-	-	-
At 30 June 2010	**5,000,000**	**3,201,067**	**3,201,067**	**10,197,304**	**13,398,371**

Warrants

Movements in the number of outstanding warrants are as follows;

	For the six-month period ended 30 June 2010			
	At 1 January 2010	Exercised during the period	Expired during the period	At 30 June 2010
		(in thousand units)		
ESOP - Grant IV				
- Directors	9,356	-	(9,356)	-
- Employees	6,644	-	(6,644)	-
Total	**16,000**	-	**(16,000)**	-
ESOP - Grant V				
- Directors	6,159	-	-	6,159
- Employees	7,931	-	-	7,931
Total	**14,090**	-	-	**14,090**
Total	**30,090**	-	**(16,000)**	**14,090**

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units Million	Percentage*	Exercise price Baht/unit**	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	-	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	-	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	-	Expired since 30 May 2009	
ESOP - Grant IV	31 May 2005	16.00	0.54	-	Expired since 30 May 2010	
ESOP - Grant V	31 July 2006	14.09	0.47	30.127	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

** The latest adjustment of exercised price was on 16 April 2010.



9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia.
Media and advertising	Airtime rental, television broadcasting *(ceased its operation due to the revocation of the Operating Agreement in March 2007)* and the provision of advertising services to the Group and third parties.
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Financial information by business segments:

	For the three - month period ended 30 June 2010					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,645,915	277,915	68,082	(27,886)	1,964,026
Share of profit of associates	2,140,062	40,753	-	-	-	2,180,815
Cost of sales and services	-	(1,447,274)	(244,011)	(57,025)	19,504	(1,728,806)
Selling and administrative expenses	-	(313,537)	(140,702)	(58,143)	8,428	(503,954)
Net profit (loss) from operating activities	**2,140,062**	**(74,143)**	**(106,798)**	**(47,086)**	**46**	**1,912,081**
Net foreign exchange loss	-	(22,143)	(11)	(1)	-	(22,155)
Other revenues	-	39,794	6,852	6,835	-	53,481
Profit (loss) before finance costs and income tax	**2,140,062**	**(56,492)**	**(99,957)**	**(40,252)**	**46**	**1,943,407**
Finance costs	-	(128,928)	(60)	(134)	-	(129,122)
Income tax	-	36,761	-	(2,380)	-	34,381
Net results from subsidiaries to minority interests	-	86,551	(3)	-	-	86,548
Net profit (loss)	**2,140,062**	**(62,108)**	**(100,020)**	**(42,766)**	**46**	**1,935,214**


SHIN
CORPORATION



	For the six - month period ended 30 June 2010					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	3,429,674	466,029	112,393	(40,078)	3,968,018
Share of profit of associates	4,237,498	77,468	-	-	-	4,314,966
Cost of sales and services	-	(2,972,542)	(429,624)	(87,609)	20,631	(3,469,144)
Selling and administrative expenses	-	(667,750)	(280,940)	(127,500)	19,544	(1,056,646)
Net profit (loss) from operating activities	**4,237,498**	**(133,150)**	**(244,535)**	**(102,716)**	**97**	**3,757,194**
Net foreign exchange loss	-	(51,126)	(17)	(2)	-	(51,145)
Other revenues	-	69,567	14,254	13,268	-	97,089
Profit (loss) before finance costs and income tax	**4,237,498**	**(114,709)**	**(230,298)**	**(89,450)**	**97**	**3,803,138**
Finance costs	-	(252,316)	(125)	(207)	-	(252,648)
Income tax	-	62,176	-	(3,964)	-	58,212
Net results from subsidiaries to minority interests	-	178,107	6	-	-	178,113
Net profit (loss)	**4,237,498**	**(126,742)**	**(230,417)**	**(93,621)**	**97**	**3,786,815**




SHIN
CORPORATION



	For the three - month period ended 30 June 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,752,979	294,405	55,647	(10,206)	2,092,825
Share of profit of associates	1,909,330	34,274	-	-	-	1,943,604
Cost of sales and services	-	(1,413,064)	(273,070)	(35,507)	3,229	(1,718,412)
Selling and administrative expenses	-	(314,038)	(145,406)	(67,438)	6,523	(520,359)
Net profit (loss) from operating activities	**1,909,330**	**60,151**	**(124,071)**	**(47,298)**	**(454)**	**1,797,658**
Net foreign exchange gain (loss)	-	363,813	(41)	-	-	363,772
Other revenues	-	6,096	9,196	9,865	502	25,659
Profit (loss) before finance costs and income tax	**1,909,330**	**430,060**	**(114,916)**	**(37,433)**	**48**	**2,187,089**
Finance costs	-	(117,263)	(71)	(68)	-	(117,402)
Income tax	-	(112,828)	(1)	(5,065)	-	(117,894)
Net results from subsidiaries to minority interests	-	(118,204)	4	-	-	(118,200)
Net profit (loss)	**1,909,330**	**81,765**	**(114,984)**	**(42,566)**	**48**	**1,833,593**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



	For the six - month period ended 30 June 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	3,511,650	555,093	116,654	(18,168)	4,165,229
Share of profit of associates	3,921,767	60,111	-	-	-	3,981,878
Cost of sales and services	-	(2,934,035)	(527,197)	(70,725)	3,922	(3,528,035)
Selling and administrative expenses	-	(645,387)	(292,801)	(144,969)	13,840	(1,069,317)
Net profit (loss) from operating activities	**3,921,767**	**(7,661)**	**(264,905)**	**(99,040)**	**(406)**	**3,549,755**
Net foreign exchange gain (loss)	-	253,655	(47)	-	-	253,608
Other revenues	-	12,626	18,396	23,092	503	54,617
Profit (loss) before finance costs and tax	**3,921,767**	**258,620**	**(246,556)**	**(75,948)**	**97**	**3,857,980**
Finance costs	-	(250,849)	(159)	(123)	-	(251,131)
Income tax	-	(31,044)	620	(10,647)	-	(41,071)
Net results from subsidiaries to minority interests	-	14,409	13	-	-	14,422
Net profit (loss)	**3,921,767**	**(8,864)**	**(246,082)**	**(86,718)**	**97**	**3,580,200**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

For the satellite and international business segment for the three-month and six-month periods ended 30 June 2010 and 2009 can be shown financial information by sub-business segments as follows:

	For the three-month period ended 30 June 2010					
	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht))			
Revenues	1,158,682	132,582	373,571	-	(18,920)	1,645,915
Share of profit of associate	-	40,753	-	-	-	40,753
Total revenues	**1,158,682**	**173,335**	**373,571**	**-**	**(18,920)**	**1,686,668**
Segment results	**(52,680)**	**33,705**	**(45,399)**	**(8,858)**	**(911)**	**(74,143)**
Operating loss						**(74,143)**

	For the six-month period ended 30 June 2010					
	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht))			
Revenues	2,369,695	277,690	815,174	-	(32,885)	3,429,674
Share of profit of associate	-	77,468	-	-	-	77,468
Total revenues	**2,369,695**	**355,158**	**815,174**	**-**	**(32,885)**	**3,507,142**
Segment results	**(143,866)**	**72,215**	**(25,660)**	**(33,943)**	**(1,896)**	**(133,150)**
Operating loss						**(133,150)**

	For the three-month period ended 30 June 2009					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	1,086,716	118,498	559,054	-	(11,289)	1,752,979
Share of profit of associates	-	34,274	-	-	-	34,274
Total revenues	**1,086,716**	**152,772**	**559,054**	**-**	**(11,289)**	**1,787,253**
Segment results	**(104,712)**	**37,407**	**149,919**	**(20,511)**	**(1,952)**	**60,151**
Operating profit						**60,151**


SHIN
CORPORATION

	For the six-month period ended 30 June 2009					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
	(in thousand Baht)					
Revenues	2,180,642	207,108	1,150,947	-	(27,047)	3,511,650
Share of profit of associates	-	60,111	-	-	-	60,111
Total revenues	2,180,642	267,219	1,150,947	-	(27,047)	3,571,761
Segment results	(297,930)	57,587	301,193	(64,318)	(4,913)	(7,661)
Operating loss						(7,661)

Financial information by business geographical areas

Consolidated revenue and segment results, based on geographical segments, for the three-month and six-month periods ended 30 June 2010 and 2009 were as follows:

	For the three-month period ended 30 June			
	2010	2009	2010	2009
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	3,060,984	2,855,770	2,063,855	1,631,723
Cambodia	229,517	419,210	(92,685)	83,672
Lao PDR	228,669	181,181	80,516	45,461
Australia	341,036	372,783	125,990	189,891
Others	284,635	207,485	(265,595)	(153,089)
Total	4,144,841	4,036,429	1,912,081	1,797,658

	For the six-month period ended 30 June			
	2010	2009	2010	2009
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	5,987,568	5,766,265	3,880,500	3,325,700
Cambodia	540,080	872,382	(125,575)	185,268
Lao PDR	440,719	381,604	152,734	102,926
Australia	678,999	687,446	149,915	180,024
Others	635,618	439,410	(300,380)	(244,163)
Total	8,282,984	8,147,107	3,757,194	3,549,755






SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Other income

Other income for the three-month period ended 30 June 2010 and 2009 are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Interest income	28,466	23,924	5,100	9,641
Others	25,015	1,735	1,324	-
Total	**53,481**	**25,659**	**6,424**	**9,641**

Other income for the six-month period ended 30 June 2010 and 2009 are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Interest income	44,966	49,853	10,172	22,299
Others	52,123	4,764	2,326	7
Total	**97,089**	**54,617**	**12,498**	**22,306**

11 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2010.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates do not have material impacted to the calculation of diluted earnings per share.

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the three-month period ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2010	2009	2010	2009	2010	2009
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	1,935,214	1,833,593	3,201,067	3,201,067	0.60	0.57
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**1,935,214**	**1,833,593**	**3,201,067**	**3,201,067**	**0.60**	**0.57**

	Separate financial statements					
	For the three-month period ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2010	2009	2010	2009	2010	2009
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	10,486,655	4,161,867	3,201,067	3,201,067	3.28	1.30
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**10,486,655**	**4,161,867**	**3,201,067**	**3,201,067**	**3.28**	**1.30**

	Consolidated financial statements					
	For the six-month period ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2010	2009	2010	2009	2010	2009
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	3,786,815	3,580,200	3,201,067	3,201,067	1.18	1.12
The effect of dilutive potential Shares	-	-	-	-	-	-
Diluted earnings per share	**3,786,815**	**3,580,200**	**3,201,067**	**3,201,067**	**1.18**	**1.12**

	Separate financial statements					
	For the six-month period ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2010	2009	2010	2009	2010	2009
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	10,426,479	4,100,517	3,201,067	3,201,067	3.26	1.28
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**10,426,479**	**4,100,517**	**3,201,067**	**3,201,067**	**3.26**	**1.28**

12 Contingencies and commitments

a) Operating Agreement commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. **A case in which ITV is the plaintiff** regarding to the arbitration institution dispute No. 46/2550 whereby the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee and interest in the total amount approximately Baht 100,000 million. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. **A case in which ITV is the defendant** whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statements, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is an indirect jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington Investment Pte Limited ("Shenington"), which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 30 June 2010, LTC has remaining additional investment of approximately US Dollars 90 million *(31 December 2009: US Dollar 113 million)*.

c) Capital commitments

As at 30 June 2010, the Group's capital expenditure contracted but not recognized in the consolidated financial statements (Company: nil) was from Shenington Group amounting to US Dollars 8 million (approximately Baht 232 million) *(31 December 2009: US Dollars 11 million (approximately Baht 379 million))* in the proportionate consolidation basis.


SHIN
CORPORATION

d) Contingencies

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Operating Agreement

1) The progression of the dispute between ITV and the PMO

Up to the present, ITV filed two statements of claim to the Arbitration Institute as follows:

1. Black Case No. 1/2550, ITV filed the statement of claim which referred to the penalty for alteration of television programming and interest of overdue operating agreement fee.

2. Black Case No. 46/2550, ITV filed the statement of claim to the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the operating agreement fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

Both statements of claim are in the process of consideration by the Arbitration Institute. The sequence of significant events of the dispute between ITV and the PMO up to 31 December 2009 was disclosed in the financial statements for the year ended 31 December 2009. And there is no progression on the dispute during six-month period ended 30 June 2010.

2) The contingent liabilities and the accounting recognition of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO, the contingent liability are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements as the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award the Black Case number 1/2550 granted by the arbitration panel and the final legal proceeding.


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2. **In regard of the operating fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount**

   Since quarter ended 31 December 2006, the provision for unpaid operating fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.

3. **Value of undelivered assets**

   The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, ITV has already recorded provision for unpaid operating fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 1,480 million in these financial statements, of which Baht 215 million were loss on provision for interest of the unpaid operating fee and interest for the six-month period ended 30 June 2010.

e) **Assessment for income tax in India**

The Tax Authority in India ('the said Authority'), has held that the payments received by THCOM for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis, but THCOM considered income from Transponder Services to be business income, and as THCOM does not have permanent establishment in India, such incomes are not taxable in India.


SHIN
CORPORATION

The Tax Authority has raised the tax demand including surcharge and education cess aggregating Rs. 612.1 million (approximately Baht 454 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 69 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 241 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83.2 million (approximately Baht 62 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2009, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 17 million).

THCOM had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.96 million (approximately Baht 362 million). THCOM had also deposited Rs. 405.3 million (approximately Baht 300 million). In February 2009, THCOM paid additional deposit Rs. 22.6 million (approximately Baht 17 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 317 million). THCOM presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 163 million), payable to the said Authority.

On 16 October 2009, the Income Tax Appellate Tribunal (ITAT) (Special Bench) pronounced its decision on THCOM's appeal against the order of the Income Tax Authority of India and Commissioner of Income Tax (Appeals) (CIT (A)) on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, THCOM's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and THCOM intends and is proceeding to file an appeal against the ITAT (Special Bench) decision with the High Court within 120 days as required by laws. The High Court has scheduled the hearing on whether or not to accept the Company's appeal on 19 September 2010. Therefore, THCOM's management takes the view that THCOM's income is not taxable in India and the case will be decided in THCOM's favour on appeal.


SHIN
CORPORATION

If the Supreme court decides finally that THCOM's income is taxable in India, the total tax liability demanded by the Authority of Rs. 747.2 million (approximately Baht 554 million) which will be charged as expense immediately, but THCOM will not be required to make any additional tax payment as the amount of WTC and the deposit made by THCOM fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388.3 million (approx. Baht 288 million) which will be charged as expenses if there is a final judgement that THCOM is liable for Penalty and interest related to such Penalty, which THCOM has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 219.6 million (approx. Baht 163 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if THCOM did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on THCOM may be set aside.

The Authority sent the notices dated 29 March 2010 to THCOM tax agent in India that the penalty was assessed against THCOM for the AY 2003-2004 and AY 2004-2005 in the amount of Rs. 88.43 million (approx. Baht 66 million) and Rs. 89.41 million (approx. Baht 66 million) respectively and requiring THCOM to make payment for the said penalty within 30 days from the date of receipt of the notices (30 March 2010). THCOM filed appeals against the penalty with CIT (A) on 26 April 2010.

f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of USD1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than USD 1, therefore, the Group does not recognise this obligation as its liabilities in these interim financial statements. As of 30 June 2010, the remaining share option was 0.12 million shares *(31 December 2009: Baht 0.63 million shares).*

g) Operating agreement commitments

Certain subsidiary, associated and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred. Refer to the agreement for the operation of domestic satellite services; the Company must hold not less than 40% of THCOM stake. In addition, THCOM, together with the Company, must responsible to operate in accordance with the operating agreement to the government agency.

Thaicom Public Company Limited ("THCOM")

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 30 June 2010, the remaining minimum operating agreement fee was Baht 835 million. In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

Mfone Company Limited ("Mfone")

Mfone, an indirect jointly-controlled entity of THCOM in Cambodia, has obtained an operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (note 6).

h) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 30 June 2010 and 31 December 2009 (Company: nil) are as follows:

	Consolidated financial statement	
	30 June 2010	31 December 2009
	(in million Baht)	
Not later than 1 year	352	313
Later than 1 year and not later than 5 years	678	431
Later than 5 years	416	136
Total	**1,446**	**880**

i) Obligation under "Financing and Project Agreement"

LTC, an indirect jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.


SHIN
CORPORATION

13 Significant event of the Group

According to the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions rendered on 26 February 2010, concerns the Company and its affiliated companies in many aspects. The Company is of the opinion that the consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. The judgment does not contain any order indicating that the Company or its affiliated companies shall take any actions as the Company is not involved to the case. The Company and its affiliated companies have been operating to the best of its ability in accordance with the law and the agreements and in good faith. The Company and its affiliated companies have every right available under the law and agreements to provide the facts to prove its innocence and good faith in any proceeding which may be initiated by the relevant government agencies in accordance with the law and justice.

Significant events of Advance Info Service Public Company Limited and its Group ("ADVANC")

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions.

According to the agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statements in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.


SHIN
CORPORATION

On 30 December 2009, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2009. ADVANC has remitted the revenue sharing to TOT on 30 December 2009. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

13.2 Significant event of ADVANC and Digital Phone Company Limited

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT, who is the Telephone Organization of Thailand at that time, and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* *The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.*

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."
Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.
** *The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.*

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited

1) On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million and value added tax Baht 171 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT, CAT, DPC, and Truemove by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as DTAC had received from TOT.

   On 12 October 2006, TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

   On 29 July 2008, CAT submitted a dispute Black Case No. 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th - 10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

   On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

3) On 3 February 2009, CAT has submitted a dispute under Black Case No. 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, ADVANC's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.


SHIN
CORPORATION

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and AIN to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of AIN instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008, CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and AIN to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of AIN. On 26 February 2009, The Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

On 17 December 2009, The Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit ADVANC and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of ADVANC have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with ADVANC have not infringed the right of CAT as well. However, CAT has appealed such dismissal on 10 March 2010.

Significant event of Thaicom Public Company Limited and its Group ("THCOM")

On 19 April 2007, Mr.Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether THCOM has been carrying on its telecommunications business lawfully after the sale of the Company's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making THCOM the fourth respondent in order to allow THCOM to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and THCOM filed the Reply and supporting evidence in July 2009.

THCOM is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as THCOM has fully complied with the terms and conditions of the operating agreement.

14 Bank guarantees

As at 30 June 2010, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 813 million, USD 2 million *(31 December 2009: Baht 656 million, USD 4 million)* on a consolidated basis.


SHIN
CORPORATION

15 Dividend

As at 9 April 2010, the Company's shareholders passed the resolution to approve the annual and interim dividend payment as follows:

		Payment *(Baht/share)*	Estimated dividend payment *(in million Baht)*
1) Interim dividend	for the period from 1 January	1.25	4,001
2) Special dividend	to 8 April 2010	2.00	6,402
Total		**3.25**	**10,403**

16 Reclassification of accounts

Certain accounts in the statements of income for the three month and six-month periods ended 30 June 2009 have been reclassified to conform to the presentation in the 2010 interim financial statements as follows:

	2009					
	Consolidated financial statements			**Separate financial statements**		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
	(in thousand Baht)					
Statement of income						
Three-month period ended 30 June						
Cost of sales of goods and rendering of services	1,586,532	(3,667)	1,582,865	-	-	-
Administrative expenses	341,148	(23,622)	317,526	-	-	-
Finance costs	90,113	27,289	117,402	-	-	-
		-			-	

	2009					
	Consolidated financial statements			**Separate financial statements**		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
	(in thousand Baht)					
Six-month period ended 30 June						
Cost of sales of goods and rendering of services	3,264,502	(7,294)	3,257,208	-	-	-
Administrative expenses	717,029	(46,984)	670,045	-	-	-
Finance costs	196,853	54,278	251,131	-	-	-
		-			-	

The reclassifications have been made because, in the opinion of management, the new classification is more appropriate to the Group's business.


SHIN
CORPORATION

17 Events after the reporting period

Significant commercial dispute and litigations

Digital Phone Company Limited

Starting from 1 July 2006, CAT Telecom Public Company Limited ("CAT") allowed DPC to reduce roaming fee per minute from Baht 2.10 to Baht 1.10 to be in line with the decrease of mobile phone service fee. The approval has been renewed for 3-month periods several times thereafter until 31 March 2007. After that, CAT did not notify DPC of any changes until on 24 March 2008, CAT had sent a letter to notify DPC to charge roaming fee at Baht 2.10 per minute starting from 1 April 2007. On 8 May 2008, DPC sent a request letter to CAT to reconsider the roaming fee adjustment. The reason for such request was based on the market environment where the prevailing mobile phone service charge to consumers in the market was significantly lower than the specified roaming fee. Such high roaming fee is therefore unreasonable for DPC to provide the roaming service to any operators. In the letter, DPC informed CAT that during the period when CAT is reconsidering the request, DPC will charge roaming fee at Baht 1.10 per minute according to the previous agreed terms and conditions. On 31 March 2009, CAT has approved DPC to charge roaming fee at Baht 1.10 per minute during 1 January 2009 - 31 March 2009.

On 15 July 2010 CAT has submitted a dispute under case no. Black 62/2553 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to pay additional payment of revenue sharing of 10th - 12th operation year that DPC reduced roaming fee between DPC and ADVANC from Baht 2.10 to Baht 1.10 during 1 April 2007 - 31 December 2009 amounting to Baht 1,636 million plus penalty computing up to March 2010 of Baht 364 million, totaling Baht 2,000 million and penalty at the rate of 1.25 percent per month from April 2010 until the full payment is made by alleging that CAT had approved the said roaming fee reduction up to 31 March 2010 only.

At present, the said dispute is pending on DPC's preparation of the opposition according to arbitration procedures and the proceeding of which shall take several years. However, ADVANC management believes that the outcome of the said dispute shall have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

Interim dividend payment

At the board of directors' meetings of the Company and associates, passed resolutions to approve the interim dividend payment as follows:

Company	Date of meeting	For the operation result of	Dividend per share *(Baht/share)*	Amount *(in million Baht)*
ADVANC	6 August 2010	1 January 2010 - 30 June 2010	3.00	8,901
CSL	10 August 2010	1 January 2010 - 30 June 2010	0.25	148
SHIN	11 August 2010	10 April 2010 - 10 August 2010	1.15	3,681

The Company's interim dividend as mentioned above is an approval based on the interim financial statements - cost method for the period started from 10 April 2010 - 10 August 2010. Such interim financial statements included dividend received from ADVANC in the amount of Baht 3,792 million, according to the board of directors' meeting of ADVANC on 6 August 2010 that approved the dividend paid Baht 3 per share.


SHIN
CORPORATION